   As filed with the Securities and Exchange Commission on October 21, 1998

                                                 Registration No. 333-61185
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              ____________________

                              AMENDMENT NO. TWO TO
                                   FORM SB-2

                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                             ____________________

                             VOXCOM HOLDINGS, INC.
                (Name of small business issuer in its charter)


     NEVADA                               7389                  75-2715335
(State or jurisdiction of      (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization) Classification Code Number)   Identification No.)

                               8115 PRESTON ROAD
                              EIGHTH FLOOR - EAST
                              DALLAS, TEXAS 75225
                                (214) 691-0055
                         (Address and telephone number
                        of principal executive offices)

LAWRENCE R. BIGGS, JR.                                  WITH A COPY TO:
CHAIRMAN AND CHIEF EXECUTIVE OFFICER                    RONALD L. BROWN, ESQ.
8115 PRESTON ROAD                                       2200 ONE GALLERIA TOWER
EIGHTH FLOOR - EAST                                     13355 NOEL ROAD
DALLAS, TEXAS 75225                                     DALLAS, TEXAS 75240-6657
(214) 691-0055
(Name, address and telephone number
of agent for service)

  Approximate date of proposed sale to the public: From time to time after the effective date of the registration statement.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================
                                                   PROPOSED    PROPOSED
                                                    MAXIMUM     MAXIMUM
TITLE OF EACH                            AMOUNT    OFFERING    AGGREGATE    AMOUNT OF
CLASS OF SECURITIES                      TO BE     PRICE PER   OFFERING    REGISTRATION
TO BE REGISTERED                       REGISTERED    SHARE       PRICE       FEE(1)
-------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value (2)    9,690,000     $1.24    $12,015,600   $3,544.60
===========================================================================================

(1) $3,348.21 paid upon filing original Form SB-2 and $53.79 additional fees paid upon filing Amendment No. One.

(2) Includes 8,000,000 shares to be offered and sold by the Selling Stockholders upon conversion of 350,000 outstanding shares of Series B Preferred Stock ("Series B Preferred Stock"). The conversion price is equal to the lesser of $3.24375 or 80% of the average closing bid price of the Common Stock for the five trading days preceding the date upon which notice of conversion is given. The Company is contractually obligated to register 200% of the shares into which the Series B Preferred Stock would be converted at the time of registration in the event the lesser conversion price prevails and, consequently, the number of shares registered is approximately 200%of the number of shares presently issuable upon conversion. In the event of a stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, or in the event of an increase in the number of shares issuable upon conversion of the Series B Preferred Stock by reason of the floating rate conversion price, the number of shares registered shall be automatically increased to cover additional shares in an indeterminate amount in accordance with Rule 416(a) under the Securities Act.
                      ___________________________________

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED OCTOBER 21, 1998.

                             VOXCOM HOLDINGS, INC.

                               9,690,000 SHARES

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE

     This Prospectus (the "Prospectus") relates to the offer and sale of up to 9,690,000 shares of Common Stock, par value $.0001 per share (the "Common Stock"), by certain stockholders of Voxcom Holdings, Inc. (the "Company") named under the heading of "Selling Stockholders," of which up to 8,000,000 are issuable upon conversion of 350,000 shares of Series B Preferred Stock ("Series B Preferred Stock") of the Company and required to be registered under certain Registration Rights Agreements. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. The Company will pay all of its expenses in connection with this offering, and the Selling Stockholders will be solely responsible for paying any sales or brokerage commissions or discounts with respect to sales of the shares offered hereby.


     A total of 8,000,000 shares of Common Stock are required to be registered under Registration Rights Agreements along with the shares of Common Stock underlying the Series B Preferred Stock. The conversion price for the Series B Preferred Stock is equal to the lesser of $3.24375 or 80% of the average closing bid price of the Common Stock for the five trading days preceding the date upon which notice of conversion is given by holders of Series B Preferred Stock. As of the date of this Prospectus, based upon trading price the number of shares of Common Stock into which the Series B Preferred Stock is convertible is 3,954,802 shares. The actual number of shares of Common Stock issued or issuable upon conversion of the Series B Preferred Stock is subject to adjustment and could be materially less or more than such estimated amount, depending upon factors that cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. See "Risk Factors-Potential Volatility of Stock Price." There are also two limitations on the number of shares of Common Stock that can be issued upon conversion at any particular time. First, the Selling Stockholders have contractually agreed not to convert the Series B Preferred Stock to the extent such a conversion would result in their beneficially owning more than 9.99% of the then outstanding Common Stock, unless the Company is in default under agreements with the Selling Stockholders. However, the Company has agreed with the Selling Stockholders to register 8,000,000 shares of Common Stock for resale upon conversion in the event the conversion price decreases as a result of the foregoing formula.

     The Company has been advised that sales of Common Stock may be made from time to time by or for the account of the Selling Stockholders in the over-the-counter market or on any stock exchange on which the Common Stock of the Company may be listed at the time of sale, or in block transactions or private transactions or otherwise, through brokers or dealers. These sales will be made either at market prices prevailing at the time of sale or at negotiated prices. The brokers or dealers may act as agents for the Selling Stockholders or may purchase any of the shares as principal and thereafter may sell such shares from time to time at market prices prevailing at the time of sale or at negotiated prices.

     Brokers or dealers used by the Selling Stockholders may be deemed to be "underwriters" as defined in the Securities Act of 1933 (the "Securities Act"). In addition, the Selling Stockholders may be deemed to be underwriters within the meaning of the Securities Act with respect to the Common Stock offered hereby.

     In lieu of making sales through the use of this Prospectus, the Selling Stockholders may also make sales of the shares covered by this Prospectus pursuant to Rule 144 or Rule 144A under the Securities Act, to the extent that the provisions of such rules are applicable.

     The Company's Common Stock is traded on the National Association of Securities Dealers, Inc. Bulletin Board under the symbol "VXCH". On October 2, 1998, the closing bid and asked prices for the Company's Common Stock were $1-7/32 and $1-1/4 per share, respectively.

     The Company has informed the Selling Stockholders that the anti-manipulative rules and regulations under the Securities Exchange Act of 1934, including Regulation M thereunder, may apply to their sales in the market and has furnished each of the Selling Stockholders with a copy thereof. The Company has also informed the Selling

Stockholders of the need for delivery of copies of this Prospectus in connection with any sale of shares of Common Stock registered hereunder.

     FOR A DISCUSSION OF CERTAIN CONSIDERATIONS ASSOCIATED WITH THE PURCHASE OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS".
                              __________________



     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             AVAILABLE INFORMATION

     The Company has filed under the Securities Act with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 (the "Registration Statement") with respect to its shares of Common Stock offered hereby. This Prospectus was filed as a part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and its Common Stock.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements, and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048; Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604; and Suite 500 East, 5757 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material may also be obtained upon written request addressed to the Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that filed electronically with the Commission at http://www.sec.gov.

     No person has been authorized to give any information or to make any representation other than as contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale of Common Stock made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this Prospectus to any person or by anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation.

                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and Financial Statements and related notes thereto appearing elsewhere in this Prospectus.

FORWARD LOOKING STATEMENTS

     This Prospectus includes certain statements that are not historical facts and are deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. See "Management's Discussion and Analysis or Plan of Operations - Forward Looking Statements" for a further discussion of these "forward-looking statements".

THE COMPANY

     Voxcom Holdings, Inc. (the "Company" or "Voxcom") is engaged in the business of (i) selling credit card processing and authorization systems; (ii) selling printing services to home based business seminar sponsors and multi-level marketing companies; and (iii) assembly through contractors and marketing of a high performance, multi-media add-in card providing both hardware and software to personal computers. The address of the Company's principal executive offices is 8115 Preston Road, Eighth Floor - East, Dallas, Texas 75225, and its telephone number there is (214) 691-0055.

THE OFFERING

     The shares offered hereby constitute issued and outstanding shares of Common Stock of the Company and are being offered and sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders.

PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Stockholders that sales of Common Stock may be made from time to time by or for the account of the Selling Stockholders in the over-the-counter market or on any exchange on which the Common Stock of the Company may be listed at the time of sale, or in block transactions or private transactions or otherwise, through brokers or dealers. Brokers or dealers may be paid commissions or receive sales discounts in connection with such sales, and the Selling Stockholders will be solely responsible for paying such commissions or absorbing such discounts.

RISK FACTORS

     See "Risk Factors" for a discussion of various matters that should be considered in connection with the purchase of Common Stock hereunder.

--------------------------------------------------------------------------------

SUMMARY FINANCIAL INFORMATION

                                                  Year Ended June 30,
                                                  -------------------
                                              1998                  1997
                                              ----                  ----
Statement of Operations Data:

Net sales                                 $21,255,098           $13,420,766
Gross Profit                               18,634,023            11,537,659
Operating income (loss)                    (1,002,190)            3,162,307
Net earnings (loss)                        (1,098,907)            2,923,519

Net earnings (loss) per share                    (.20)                  N/A

Pro forma net earnings (1)                         --             1,964,378
Pro forma earnings per share                       --                   .39

(1) Pro forma net earnings give effect to income taxes that would have been provided if the Company had been subject to federal and state income taxes for all periods.

Balance Sheet Data:
                                       June 30, 1998           June 30, 1997
                                       -------------           --------------

     Total assets                         $5,995,951            $ 1,312,441
     Working capital (deficit)               540,354             (5,017,331)
     Total liabilities                     3,240,662             10,438,045
     Stockholders' equity (deficit)        2,755,289             (9,125,604)

--------------------------------------------------------------------------------

                                 RISK FACTORS

     In addition to the other information presented in this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered hereby.

     Limited Operating History. The Company has a limited history of operations. It was formed in accordance with the Plan of Reorganization of Weaver Arms Corporation, as confirmed by the United States Bankruptcy Court, Central District of California on January 20, 1994. In June 1997, it acquired all of the issued and outstanding common stock of Voxcom Systems, Inc. and AmeraPress, Inc. and commenced business operations. See "Management's Discussion and Analysis or Plan of Operation".

     Uncertainty of Market Acceptance. Developing marketing acceptance for the Company's existing and proposed products and services will require substantial marketing and sales efforts and the expenditure of a significant amount of funds. There can be no assurance that the Company will be able to successfully develop or position its products or services, or that any marketing efforts undertaken by the Company will result in increased demand for or market acceptance of the Company's products and services.

     Federal Trade Commission. On February 17, 1998, the Federal Trade Commission ("FTC") obtained from the United States District Court an ex parte Temporary Restraining Order and Asset Freeze on AmeraPress, Inc., and Home Business Group, Inc., then two of the subsidiary companies of the Company. A Temporary Receiver was also appointed by the Court. The FTC alleged violations of the Federal Trade Commission Act (the "FTC Act") in connection with the Company's business of marketing sales opportunities for home based businesses. On February 27, 1998, the Federal District Court removed the Temporary Restraining Order and replaced it with a new order which substantially eased the restrictions placed on the Company. Under the new order, the Company resumed operations under limited oversight by a Court-appointed monitor to review expenditures of the Company within specified limits and monitor sales information. On April 13, 1998, the FTC and the Company agreed to a compromise and settlement of the case. The Company did not admit to any violation of any law, statute, rule, or regulation or to the commission of any wrongful act.


     The agreement with the FTC included the payment to the FTC of refunds to distributors which would be reimbursed to those distributors by the FTC.
Refunds due prior to the FTC action were approximately $145,000 and increased to more than $465,000 during the time of the FTC investigation. The Company believes that many of the distributors were led to believe that the Company was being closed. In addition, an administrative fee of $35,000 was also agreed to be paid. HBG has a policy of offering refunds to distributors for a period of ten days, and the average rate of refunds experienced before the FTC action was approximately 10% of sales.

     Legal fees approximating $800,000 have been incurred fighting this action. These requests for refunds and legal fees have impacted upon the Company's profitability and cash resources during the fourth quarter of fiscal 1998. See "Management's Discussion and Analysis or Plan of Operations - Recent Events - FTC Action."

     Disposition of HBG. On September 30, 1998, the Company disposed of HBG to its founders in exchange for the cancellation of 200,000 shares of Common Stock. As a result, the Company has eliminated a significant asset and source of revenues. Although AmeraPress will continue to provide printing services to HBG, it will initially be AmeraPress' only customer, and if HBG is unsuccessful in generating more sales of AmeraPress products, or if AmeraPress is unable to generate sales to other customers, the ability of AmeraPress to generate profit for the Company will be hampered.

     Liquidity and Capital Resources. The Company has experienced recent cash shortages resulting from the extraordinary costs to defend the FTC litigation, pay the settlement cost thereof, and resume operations after a significant closure following the FTC's injunction action. The Company has met these needs through the issuance of debt and equity securities, and may continue to require additional cash infusions before operations return to prior levels.

     Regulation. While the Company is not subject to extensive levels of regulation, its home-based businesses products are direct-marketed to customers on a mass marketing scale. A greater number of jurisdictions are broadening the scope of products and services that come within the jurisdiction of the regulatory authorities within such states, particularly in the direct marketing and mass marketing industries. Consequently, the trend in regulation on a national basis is to encompass organizations, similar to the Company, within the ambit of state regulatory authority, the consequence of which may involve greater restrictions relevant to the products and services distributed by the Company. Also, as noted above, the FTC regulates the Company's home-based business services and sales programs. The FTC's laws and regulations provide for consumer protection against false and misleading sales promotions.

     Competition. The competition for credit card verification business is intense, and the market is saturated with systems to meet this need. Many of the competitors of the Company are substantially larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to compete profitably with such other companies on a long-term basis. The home-based business industry is extremely large and also very competitive. Distributors are sought for many multi-level and direct sales organizations, and many home-based business opportunity seminars are held. In general, there are no significant barriers to entry into business in this area, therefore, this area of the Company's operations could be subject to substantial additional future competition and many of the competitors are, and future competitors could be, substantially larger and have greater financial resources than the Company. There can be no assurance that the Company will be able to compete profitably with such companies on a long-term basis. Competition for computer software and equipment is intense, and new products and developments are announced regularly by larger and more active competitors in the industry.

     Dependence on Key Personnel.  The Company is highly dependent on Lawrence
R. Biggs, Jr. and Donald G. McLellan, Chief Executive Officer and President, respectively, of the Company for the profitable operation of the Company and the expansion of its markets and products acceptance. Neither Mr. Biggs nor Mr. McLellan has an employment agreement with the Company. The loss of either Mr. Biggs or Mr. McLellan potentially could have a material adverse effect on the Company's business and results of operations. See "Management".

     Concentration of Ownership in Management. Members of the Board of Directors and certain officers own an aggregate of approximately 75% of the outstanding Common Stock as of the date of this Prospectus and will therefore be a significant influence over the outcome of matters submitted to the stockholders for approval, including election of the Company's directors. See "Principal Stockholders and Security Ownership of Management".

     Limited Market for the Company's Common Stock; Possible Volatility of Securities Prices. There is currently only a limited trading market for the Common Stock of the Company. The Common Stock of the Company trades on the Nasdaq OTC Bulletin Board under the symbol "VXCH", which is a limited market and subject to substantial restrictions and limitations in comparison to the Nasdaq System. There can be no assurance that a substantial trading market will be sustained for the Common Stock. Recent history relating to the market prices of newly public companies indicates that, from time-to-time, there may be significant volatility in the market price of the Company's securities because of factors unrelated, as well as related, to the Company's operating performance. There can be no assurances that the Company's Common Stock will ever qualify for inclusion within the Nasdaq System, or that more than a limited market will ever develop for its Common Stock.

     Anti-Takeover Provisions. In addition to the voting control held by officers and directors, the Company is subject to agreements and provisions which could hinder or preclude an unsolicited acquisition of the Company. The Company's Articles of Incorporation authorizes the Board of Directors to issue, without stockholder authorization, shares of preferred stock, in one or more designated series or classes. The Company's Articles or Bylaws also provide that special meetings of stockholders may only be called by stockholders owning at least 66 2/3% of the Common Stock; directors may be removed from office only for "cause" by the affirmative vote of holders of at least 66 2/3% of the Common Stock; and certain provisions of the Bylaws may be amended only upon a vote of 66 2/3% of the Common Stock. The Company is also subject to Nevada statutes regulating business combinations. Any of these agreements or provisions could discourage, hinder or preclude an unsolicited acquisition of the Company and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt. These provisions may have a depressive effect on the market price of the Common Stock. See "Description of Capital Stock - Possible Anti-Takeover Provisions".

     Limitation of Liability. Chapter 78 of the Nevada Revised Statutes ("NRS") provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the NRS. The Company's Articles provide for the maximum limit of the personal liability of officers and directors allowable under the NRS. See "Description of Capital Stock - Limitation on Liability of Directors".

     Lack of Dividends. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain profits, if any, to fund growth and expansion. See "Dividend Policy."

        Integration of Unspecified Acquisitions. A material element of the Company's growth strategy is to expand its existing business through strategic acquisitions. While the Company continuously evaluates opportunities to make strategic acquisitions, it has no present commitments or agreements with respect to any material acquisitions. There can be no assurance that the Company will be able to identify and acquire such companies or that it will be able to successfully integrate the operations of any company it acquires. Further, any acquisition may initially have an adverse effect upon the Company's results while the acquired business is adapting to the Company's management and operating practices. There can be no assurance that the Company's personnel, systems, procedures, and controls will be adequate to support the Company's growth. In addition, there can be no assurance that the Company will be able to establish, maintain or increase profitability of an entity once it has been acquired. There can be no assurance that the Company will be able to obtain adequate financing for any acquisition, or that, if available, such financing will be on terms acceptable to the Company.


                             SELLING STOCKHOLDERS

     The following table sets forth as of October 2, 1998, the names of and the number of shares that could be sold by each of the Selling Stockholders, and the number of shares offered hereby, assuming conversion of the shares of Series B Preferred Stock into Common Stock prior to such offering at the conversion price of $0.885 per share.

                                            Maximum Number       Percentage of Outstanding
        Name                              of Sellable Shares   Shares Owned Prior to Offering
        ----                              -------------------  ------------------------------
Dominion Capital Fund, Ltd.                     2,259,887 (1)               22.1
Sovereign Partners, L.P.                        1,242,938 (1)               12.1
Canadian Advantage Limited Partnership            451,977 (1)                4.4
Lloyd Wade Securities                             400,000 (2)                6.2
Mitchell Shapiro                                  100,000 (2)                1.6
Gary Raabe                                        800,000 (3)               12.0
Abbey Freiberg                                    175,500 (4)                2.8
Wellington Capital Corp.                          214,500 (4)                3.4

----------------------

(1) Represents number of shares of Common Stock issuable upon conversion of Series B Preferred Stock at the conversion price of $0.885 per share. As required by regulations of the Securities and Exchange Commission, the number of shares shown as beneficially owned includes shares which can be purchased within 60 days after October 2, 1998. The actual number of shares of Common Stock beneficially owned is subject to adjustment and could be materially more or less than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, the market price of the Common Stock prevailing at the actual date of conversion of Series B Preferred Stock, and whether or to what extent dividends to the holders of the Series B Preferred Stock are paid in Common Stock.

(2) Represents the maximum number of shares of Common Stock obtainable under an agreement with Lloyd Wade Securities and the person introducing such firm to the Company to provide investment banking and consulting services.

(3) Represents the maximum number of shares that may be purchased by Mr. Raabe at $5.00 per share using amounts otherwise payable to him as bonus compensation in the amount of 25% of the net profit of MAXpc.

(4) Represents shares of Common Stock issuable upon exercise of Stock Purchase Warrants dated July 15, 1998.


                             PLAN OF DISTRIBUTION

     The shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or on any stock exchange on which the Common Stock of the Company may be listed at the time of sale or otherwise at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:

          (a) A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          (b) Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

          (c) Ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

          (d) Privately negotiated transactions between the Selling Stockholder and a purchaser.

     There is no underwriter or coordinating broker acting in connection with this offering. Each Selling Stockholder may be deemed an "underwriter" within the meaning of the Securities Act with respect to the shares of Common Stock offered by such Selling Stockholder. The Company and each Selling Stockholder have agreed to indemnify one another against certain liabilities, including liabilities under the Securities Act.

     In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers and dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

     Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed with the Commission, if required, pursuant to Rule 424 under the Securities Act, disclosing: (a) the name of each such Selling Stockholder and of the participating broker(s) or dealer(s); (b) the number of shares involved; (c) the price at which such shares were sold; (d) the commissions paid or discounts or concessions allowed to such broker(s) or dealer(s), where applicable; (e) that such broker(s) or dealer(s) did not conduct any investigation to verify the information set out in this Prospectus; and (f) other facts material to the transactions.

     The Company has agreed to pay for all costs and expenses incident to the issuance, offer, sale and delivery of the shares of Common Stock offered by the Selling Stockholders, including all expenses and fees of preparing, filing and printing the Registration Statement and Prospectus and related exhibits, amendments and supplements thereto and mailing of such items. The Company will not pay sales or brokerage commissions or discounts with respect to sales of the shares offered by the Selling Stockholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


MARKET INFORMATION

     The Company's Common Stock is traded in the over-the-counter market on the Nasdaq OTC Bulletin Board under the Symbol "VXCH." The following table shows the price range of the Company's Common Stock since it was initially quoted in November 1997 until June 30, 1998.

                           BID           ASK
                       HIGH     LOW   HIGH    LOW

Fourth Quarter 1997    6-1/8   2       6-5/8  2-7/8
First Quarter 1998     5-3/4   1-5/8   6-1/4  1-7/8
Second Quarter 1998    6       2-1/8   6-1/4  2-3/8
Third Quarter 1998     2-13/16   7/8   3      1

HOLDERS

     As of June 30, 1998, there were 233 record holders of the Company's Common Stock, 3 holders of the Company's Series A Preferred Stock and 3 holders of the Company's Series B Preferred Stock.

DIVIDENDS

     The Company does not anticipate any stock or cash dividends on its Common Stock in the foreseeable future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                              PLAN OF OPERATIONS

GENERAL

     The Company through its wholly-owned subsidiaries:

     (i) sells and distributes merchant credit card authorization and payment systems to direct marketing merchants throughout the United States (commenced November 1994);

     (ii) markets home-based business through seminars (acquired in October 1997 and sold in September 1998) and produces customized printing for distribution by home-based businesses (commenced January 1996); and

     (iii) manufactures and markets computer hardware and software (acquired in April 1998).

     Revenues and expenses for the fiscal year ended June 30, 1997 applied only to the credit card authorization systems and customized printing business. Revenues and expenses for the fiscal year ended June 30, 1998 applied to a full year for each of these businesses, and for the seminar and computer hardware and software businesses from the dates of acquisition.



                        SELECTED FINANCIAL INFORMATION

                                                Year Ended
STATEMENT OF OPERATIONS DATA          June 30, 1998   June 30, 1997
                                      --------------  -------------
     Net sales                          $21,255,098     $13,420,766
     Gross profit                        18,634,023      11,537,659
     Operating income (loss)             (1,002,190)      3,162,307
     Net earnings (loss)                 (1,098,907)      2,923,519
     Net earnings (loss) per share             (.20)            N/A
     Pro forma net earnings (1)                  --       1,964,378
     Pro forma earnings per share                --             .39

(1) Pro forma net earnings give effect to income taxes that would have been provided if the Company had been subject to federal and state income taxes for all periods.



BALANCE SHEET DATA                     June 30, 1998  June 30, 1997
                                       -------------  --------------

     Total assets                         $5,995,951    $ 1,312,441
     Working capital (deficit)               540,354     (5,017,331)
     Total liabilities                     3,240,662     10,438,045
     Stockholders' equity (deficit)        2,755,289     (9,125,604)

RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997.

Revenues

     Revenues increased by approximately 58% from $13,420,766 in the year ended June 30, 1997 to $21,255,098 in the year ended June 30,1998. This increase was primarily from sales by the Home Based Business Segment through expansion of the printing business and the inclusion of the revenues of Home Business Group Inc. Revenues of this segment were the largest component of sales and increased by approximately 63% from $12,008,786 in the year ended June 30, 1997 to $19,631,238 in the year ended June 30,1998.

     Revenues during the year ended June 30, 1998 were adversely affected by the FTC action (See "-Recent Events"). This effect has not been quantified.

Cost of Sales

     Cost of sales increased by approximately 39% from $1,883,107 in the year ended June 30,1997 to $2,621,075 in the year ended June 30, 1998. The increase resulted from the increased operating activity of the Home Based Business Segment, but reflects the higher margins obtainable as such sales increase.


Gross Profit

     Gross profit increased approximately 62% from $11,537,659 in the year ended June 30, 1997 to $18,634,023 in the year ended June 30, 1998. The increase is almost entirely due to, and reflects the expansion of, the printing business and the inclusion of gross profit from the seminar business, both forming the Home Based Business Segment.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased approximately 134% from $8,375,352 in the year ended June 30, 1997 to $19,636,213 in the year ended June 1998. The increase was due almost entirely to the Home Based Business Segment and reflects the increases of labor, commissions, delivery expenses, and overheads necessary to achieve the increased revenues achieved by the division. In addition, attorney fees increased by $757,325 to $905,668 for the year ended June 30, 1998, due primarily to the defense against the FTC action. (See "-- Recent Events").

Interest Expense

     Interest expense of $148,975 incurred during the year ended June 30, 1998 was primarily on the promissory note to the Company's Shareholders who sold AmeraPress to the Company. On December 15, 1997 the note was converted to Series A Preferred Stock, and no further interest is payable. Interest expense of $44,247 was incurred for the year ended June 30, 1997 on the note to the Company's shareholders.

Income Taxes

     Income tax benefit of $52,258 was accrued based on losses which can be carried back to prior years for tax purposes for the year ended June 30, 1998. State income tax was the primary amount accrued for the year ended June 30, 1997, because for most of that period the income was earned in a limited liability company for which the members were personally responsible for federal taxes on the Company's income.

Net Earnings

     Net earnings decreased by $4,022,426 from earnings of $2,923,519 in the year ended June 1997 to a loss of ($1,098,907) in the year ended June 30, 1998. This decrease was due to losses in the Home Based Business

Segment as well as significantly higher selling, general and administrative expenses and legal fees related to the defense against the FTC action. (See "- Recent Events"). Losses in the Home Based Business Segment were a direct result of the FTC action.

YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996

Revenues

     Revenues increased by approximately 569% from $2,005,486 in the year ended June 30, 1996 to $13,420,766 in the year ended June 30, 1997. The increase is due almost entirely to the Home Based Business Segment which booked its first full year of operation.

Cost of Sales

     Cost of sales increased by approximately 344% from $424,198 in the year ended June 30, 1996 to $1,883,107 in the year ended June 30, 1997. The increase was almost entirely due to the Home Based Business Segment and represents the increased costs needed to achieve the increased revenues.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased approximately 266% from $2,291,121 in the year ended June 30, 1996 to $8,375,352 in the year ended June 30, 1997. The increase represents the costs of labor, commissions, delivery expenses, and overheads required by the Home Based Business Segment to achieve the increased revenues.

Interest Expense

     Interest expense of $44,247 incurred in the year ended June 30, 1997 was paid on the promissory note to the Sellers of AmeraPress. No interest expense was incurred in the year ended June 30, 1996.

Income Tax

     The income tax expense in the year ended June 30, 1997 of $194,541 was accrued on the net profit of the divisions earned from the date of acquisition by the Company to June 30, 1997. No income tax was accrued in the year ended June 30, 1996. The effective rate of tax for the year ended June 30, 1997 was less than the full statutory rate due to the availability of net operating losses from prior years.

Net Earnings

     Net earnings increased from a loss of $709,833 in the year ended June 30, 1996 to a profit of $2,923,519 in the year ended June 30, 1997. The increase of profitability was almost entirely due to the Home Based Business Segment which operated for the full year to June 30, 1997 compared to only six months in the year to June 30, 1996.

LIQUIDITY

     The Company had working capital of $540,354 at June 30, 1998 and a working capital deficit of ($5,017,331) at June 30, 1997. The Company's cash flow and working capital requirements are primarily affected by the receipt of payments from customers, which generally are due at the time of sale, and payment of operating expenses. The change in working capital from June 30, 1997 to June 30, 1998, of $5,557,685, included (a) additional investment in receivables, inventories and other assets as a result of increased sales and related activities; (b) $5,000,000 of current maturities of notes payable to stockholders that were converted to preferred stock; and (c) a net increase in cash arising primarily from the sale of $3,500,000 of Series B Preferred Stock and borrowings of $400,000 under convertible debentures. These increases were offset by the increase in accounts payable and accrued expenses of

$1,987,072. Overall, the Company's operating activities used net cash of $151,249 for the year ended June 30, 1998 and provided net cash of $3,290,810 for the year ended June 30, 1997.

     Investing activities of the Company consisted of the acquisition of property and equipment in the amounts of $263,978 and $742,481 for the years ended June 30, 1997 and 1998, respectively.

     Financing activities of the Company included note repayments and distributions to stockholders in the total amounts of $2,680,000 and $1,640,000 for the years ended June 30, 1997 and 1998, respectively. Other financing activities of the Company for the year ended June 30, 1998 included the sale of $3,500,000 of Series B Preferred Stock, borrowings of $400,000 under convertible debentures and the sale of common stock under warrant exercises in the amount of $643,340.

     Notes payable to stockholders in the total amount of $8,000,000 were converted to Series A Preferred Stock in the year ended June 30, 1998.

     Future cash resources available to the Company are expected to come from profitable operations and the additional issue of shares as a result of anticipated exercises of warrants at $4 each if the price of the Company's Common Stock returns to a price in excess of the $4 exercise price. Should the need arise for further funding for increases in inventories or for capital equipment, the Company would address the possibility of lines of credit from lending authorities and new issues of capital stock. There is no assurance that these resources will be available to the Company.

RECENT EVENTS

Federal Trade Commission

     On February 17, 1998, the Federal Trade Commission (FTC) obtained from the United States District Court an ex parte Temporary Restraining Order and Asset Freeze on AmeraPress, Inc., and Home Business Group, Inc., two of the subsidiary companies of the Company. A Temporary Receiver was also appointed by the Court. The FTC alleged that the Company was offering prepaid business ventures in which the purchaser could expect to receive a specific level of earnings and that such representations were false and misleading and constituted deceptive acts or practices in violation of Section 5(c) of the FTC Act (15 U.S.C Sec 45(a)).

     On February 27, 1998, the Federal District Court removed the Temporary Restraining Order and replaced it with a new order which substantially eased the restrictions placed on the Company. Under the new order, the Company resumed operations under limited oversight by a court appointed monitor to review expenditures of the Company within specified limits and monitor sales information.

     On April 6, 1998, the defendants filed a counterclaim against the FTC alleging that the FTC acted unlawfully in obtaining an exparte restraining order that was overbroad, harassing and inappropriate to the Company's situation, and that the FTC had acted in a pattern of deceit, coercion and harassment to obtain information from and about the defendants.

     On April 13, 1998 the FTC and the Company agreed to a compromise and settlement of the case. The Company did not admit to any violation of any law, statute, rule, or regulation or to the commission of any wrongful act; however, it believed that it reached a settlement that would end the litigation and permit the Company to operate under reasonable restrictions. Such agreed order of settlement included a permanent injunction against making any false or misleading statement or misrepresentation about any business venture, product or service offered by it and the potential income that might be derived therefrom.

     The agreement with FTC included the payment to the FTC of refunds to distributors which would be reimbursed to those distributors by FTC. Refunds due prior to the FTC action were approximately $145,000 and increased to more than $465,000 during the time of the FTC investigation. The Company believes that many of the distributors were led to believe that the Company was being closed. In addition, the Company paid an administrative fee of $35,000. The Company has a policy of offering refunds to distributors for a period of ten days, and the average rate of refunds experienced before the FTC action was approximately 10% of sales.

     Legal fees approximating $800,000 have been incurred and paid fighting this action. These requests for refunds and legal fees have adversely affected the Company's profitability and cash resources during the fourth quarter of fiscal 1998. To meet these extraordinary expenses the Company encouraged warrant holders to exercise, by reducing the exercise price of its Class A Warrants from $6.00 to $4.00 per warrant as permitted by the instrument creating the warrant. As of June 30, 1998, a total of 160,835 shares had been issued upon exercise of warrants, generating $643,340 in additional equity. In addition, in June 1998 the Company issued Convertible Debentures for $400,000 and 350,000 shares of Series B Preferred Stock for a purchase price of $3,500,000. The Company has therefore obtained adequate cash to enable it to return to a full operating level and meet its obligations for the foreseeable future.

MAXpc Technologies, Inc.

     On March 13, 1998, the Company agreed to purchase all of the issued and outstanding stock of MAXpc Technologies, Inc., subject to a 30 day due diligence period. The Company believed that MAX provided an opportunistic source of revenues that could be acquired for common stock and future development costs and that could provide an entry into the rapidly expanding market for computer equipment.

     On April 13, 1998, the agreement became effective, and 200,000 shares of common stock were issued to the Seller. At the same time, finders fees of 10,000 shares of common stock were issued. MAX's assets consisted only of its contract rights to acquire and develop its products and associated know-how and good will. Since the acquisition, the activities of MAX have consisted of the development of a marketing program, purchase and registration of trade marks and trade names and development of packaging materials.

     MAXpc Technologies, Inc. has the exclusive rights to manufacture and market a high performance, multi-media add-in card providing both hardware and software for inclusion in either new or existing computers.

SALE OF HBG

     On September 30, 1998, the Company sold all of the outstanding Common Stock of HBG to its founders, Kim Crowther and Brian Jensen, in exchange for the cancellation of 200,000 shares of the Company's Common Stock owned by them. The sale was made in order to concentrate the efforts of the Home Based Business Segment to the specialty printing part of the business and to divest the seminar business operated by HBG. As a result, AmeraPress will be free to market its printing services to other direct and multi-level marketing companies in addition to HBG. The Company expects to record income in the first quarter of fiscal 1999 in the approximate amount of $800,000, representing the excess of the estimated gain on sale over estimated operating losses for the quarter.

FORWARD LOOKING STATEMENTS

     Statements that are not historical facts included in this registration statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that the Company expects, believes, projects, intends or anticipates will or may occur, including such matters as future capital, business strategies, expansion and growth of the Company's operations, cash flow, marketing of products and services, and development of new products and services. Factors that could cause actual results to differ materially Cautionary Disclosures) are described throughout this registration statement. Cautionary Disclosures include, among others: general economic conditions, the markets for and market price of the Company's products and services, the Company's ability to find, acquire, market, develop and produce new products and services, the strength and financial resources of the Company's competitors, the Company's ability to find and retain skilled personnel, labor relations, availability and cost of material and equipment, the results of financing efforts, and regulatory developments and compliance. All written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Disclosures. The Company disclaims any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events.

                                   BUSINESS

GENERAL

     Newcorp One, Inc. ("Newcorp") is a corporation organized under the laws of the State of Nevada in September 1996 in accordance with the Plan of Reorganization of Weaver Arms Corporation ("Weaver"), as confirmed by the United States Bankruptcy Court, Central District of California on January 20, 1994. Weaver had existed as a publicly held corporation in the business of developing and manufacturing weapons until its filing for protection under the bankruptcy laws. Following its reorganization, Weaver changed its name to Madera International, Inc. and began operating as a timber harvesting and exporting company. A feature of Weaver's bankruptcy plan of reorganization allowed it to create Newcorp and distribute its common stock and Class A warrants to the shareholders and debtors of Weaver. Newcorp would then seek a merger partner that would contribute an operating business to Newcorp.

     The owners of Voxcom Systems, Inc. ("Voxcom Systems") and AmeraPress, Inc. ("AmeraPress") desired for Voxcom Systems and AmeraPress to consolidate and become publicly traded; however, they had been unsuccessful in negotiating a suitable underwriting arrangement to engage in a public offering.

     Therefore, in June 1997, the managements of Newcorp and Voxcom Systems negotiated an Agreement and Plan of Reorganization pursuant to which Newcorp acquired all of the issued and outstanding shares of common stock of Voxcom Systems in exchange for an aggregate of 4,000,000 shares of voting common stock of Newcorp, $.0001 par value per share, and 4,000,000 Class A Warrants, constituting approximately 80% of the outstanding securities of Newcorp. At the time of the acquisition of Voxcom Systems, Newcorp had no assets, business or operations.

     Voxcom Systems provides merchant accounts and credit card processing solutions to small businesses, home based businesses, multi-level marketing distributors, and independent distributors. In operation since January 1995, Voxcom Systems is engaged in the transaction processing industry, providing low-cost credit card processing to diverse merchants, including in-home businesses, through its patented and proprietary Credit Verification Phone system.

     Concurrent with its acquisition of Voxcom Systems, Newcorp acquired all of the issued and outstanding common stock of AmeraPress, Inc., a corporation organized under the laws of the State of Nevada in June 1997 to engage in the specialty printing and finishing business. AmeraPress succeeded to the business of Voxcom Sales, L.L.C. ("Voxcom Sales"), a company organized under the laws of the State of Delaware in November 1995. The common stock of AmeraPress was acquired in exchange for a $10,000,000 note, payable in 24 consecutive, equal monthly installments. The Promissory Note was collateralized by all of the outstanding shares of AmeraPress. In December 1997, the remaining balance of the Promissory Note was exchanged for 80,000 shares of Series A Preferred Stock redeemable at the option of the Company at the issue price of $100 each.

     On June 18,1997, Newcorp filed Restated Articles of Incorporation with the Secretary of State of Nevada, adding provisions regarding corporate management and control, and changing the name of the Company to "Voxcom Holdings, Inc." ("Voxcom Holdings").

     On July 1, 1997, the Company entered into a Consulting Agreement and Covenant Not to Compete with Kim Crowther and Brian Jensen to manage a company (the "Lecture Company") to conduct home business seminars to promote the Company's goods and services, including the printed products of AmeraPress, and to compensate them for their exclusive service to the Lecture Company for a period of 60 months by granting them 200,000 shares of the Company's common stock, 4% of the gross proceeds of sales by the Lecture Company, and commissions equal to 25% of the net profit of the Lecture Company on a combined basis. The Company was also to grant them shares of the Company's common stock at June 30, 1998. At June 30, 1998, no additional shares are due to be issued under this Agreement. Home Business Group, Inc. ("HBG") was incorporated in the State of Delaware and acquired certain assets and liabilities of and continued the business of the Lecture Company, commencing during the quarter ended December 31, 1997. On September 30, 1998, HBG was sold to the founders, Kim Crowther and Brian Jensen in exchange for the cancellation of 200,000 shares of the Company's Common Stock. Sell "Management's Discussion and Analysis or Plan of Operations--Recent Events --Sale of HBG." The continuing operations of AmeraPress are referred to together as the "Home Business Segment".

     On March 13, 1998 the Company agreed to acquire all of the issued and outstanding shares of MAXpc Technologies, Inc. in consideration for the issuance of 210,000 shares of Common Stock. MAXpc has the exclusive manufacturing and marketing rights to certain multimedia computer hardware and software.
Marketing of the product commenced at the end of April 1998. The contract also provides that 25% of the net after tax profits of MAXpc will be paid to the Seller.

     The Company's activities to date have consisted of the promotion and marketing through seminars of home-based business opportunities, the production and sale of customized printing and the sale and distribution of merchant credit card authorization and payment systems, as well as raising capital, locating and acquiring equipment, identifying prospective customers, and administrative activities relating to the foregoing. The Company's future business, including expansion of its present operations, may require additional equity and/or debt financing, which may not be available in a timely manner, on commercially reasonable terms, or at all. See "Management's Discussion and Analysis or Plan of Operation."

     See "Management -- Certain Relationships and Related Transactions" for information about the interests of certain directors, executive officers and promoters of the Company in the formation and reorganization transactions described above involving Voxcom Holdings, Voxcom Systems, AmeraPress, and HBG.


PRINCIPAL PRODUCTS, DISTRIBUTION AND COMPETITIVE CONDITIONS

     The Company's activities are divided into three segments:

     (i)    Credit card processing and authorization systems;

     (ii) Printing services for home based business seminar sponsors and multi-level marketing companies; and

     (iii)  Technology.

CREDIT CARD PROCESSING AND AUTHORIZATION SYSTEMS

     The Company, through its subsidiary Voxcom Systems, offers merchants of all sizes a competitive product which can include processing hardware, voice platform and authorization, and an attractive discount rate on all credit card transactions. In May, 1992, the credit card industry responded to increasing levels of credit card fraud by requiring advance authorization of all credit card transactions or else charging the merchant extra processing fees for unauthorized charges. It is estimated that 97% of all credit card purchases in the U.S. are preceded by such authorizations.

     For the small merchant, or direct salesperson, the Company offers its Credit Verification Phone ("CVP"), which is a host-based system utilizing an interactive Voice Platform instead of a modem. The device is manufactured by KIA Intertrade, an unaffiliated company located in Korea. The CVP is compact and light-weight. It does not require A.C. power, is portable, offers a voice tutorial to users, and can be used as a standard telephone if desired. Prices range from $195 to $395 for this product. The Company also provides minor repairs at its Euless, Texas facility for malfunctioning CVP terminals, and returns malfunctioning CVP terminals requiring major repair to the manufacturer for replacement.

     In addition to equipment, the Company provides credit card services as an independent sales organization (ISO) of Heartland Card Services, Inc., a credit processing company. The Company is charged interchange costs to the credit card provider (VISA and Master Card) by Heartland and pays to Heartland a share of the increase over the interchange cost charged to its clients. The Company also has agency agreements with Delta Card

Systems/Woodforest Bank, Electronic Card Systems, First American Payment Systems/First National Bank in Brookings and Money Transfer System/NPC whereby the Company purchases credit card processing at an established rate, and retains the incremental price it charges its customers above that rate. Because of these relationships, the Company believes it is competitive in the rates being offered to all types of businesses ranging from the sole trader to large merchants.

     The Company's customers are broadly divided into two sections (i) small merchant, sole traders or direct sales person, and (ii) larger, often multi-locational businesses. Approximately 30% of sales were made to the small merchant category during the twelve months ended June 30, 1998.

     For the large merchant the Company is able to offer other manufacturers' systems such as Verifone and Hypercom purchased to meet the appropriate need. The larger merchants approached by the Company usually require more expensive and more sophisticated credit card processing equipment. Most of this equipment necessitates a dedicated phone line compared to the port ability of the CVP.

     Competition for credit card verification business is intense, and the market is saturated with systems to meet this need, many of which have greater
experience in the industry and financial resources available to them.   Most are
modem based, on-line systems requiring a dedicated phone line, and the cost of access systems ranges from $195 to $1,700. The Company believes it can compete for a share of the business because of the affordability, portability and multiple uses of its CVP and due to its relationships with processing banks and card providers. In excess of $100 million of annual credit card processing has been contracted by the Company since October 1997. Competition in this section is also offered by major banking organizations or their subsidiaries, such as Bank America, Wells Fargo, Citibank, Chase and First USA. While these competitors obviously have more financial strength, the Company believes it can compete effectively because of its flexibility to respond to customer needs and its orientation to the smaller users in the marketplace.

     Business is generated either by incoming responses from national advertising or from contact by the Company's 75 commissioned sales representatives.

HOME-BASED BUSINESS SEGMENT

     The Company has operated this segment through two wholly owned subsidiaries, HBG and AmeraPress. Until it was sold in September 1998, HBG conducted seminars in major cities throughout the United States to offer attendees the opportunity to purchase introductory kits to approximately three different home-based businesses. One of these businesses is AmeraPress, and the others include vending machines and an Internet product, neither of which is affiliated with the Company except that a director of HBG is a shareholder and officer of the vending machine company, Vendworx, Inc. The Internet product has been developed by Wealth International, Inc. The Internet product provides distributors their own web pages so they can advertise and promote items, such as the AmeraPress trading cards, for profit. Additionally, they may sell quality items through an Internet mall and may market the mall site and receive overrides via a multi-level marketing payout plan. This vending product teaches people how to get involved with the vending industry and offers small, bulk-candy dispensing machines that they may purchase. The vending company teaches distributors how to place the machines, which locations are most profitable, and is a source for candy and supplies.


     AmeraPress conducts business with the distributors enrolled at the HBG seminars by the purchase of the introductory kit. This kit includes video and audio tapes, distribution manual and sufficient salable materials to make 100% return on their cost. The distributors are advised by AmeraPress how to make their home business operate. Such business is to introduce consumers to the opportunity of having a photograph of their choice, and the appropriate words or sketches of their choice printed on high quality, fully-laminated trading, business, or greeting card, or post card or calendar. Sales are made by way of pre-paid voucher which the distributor buys from AmeraPress and resells to the consumer at a profit. Thereafter the distributor's job for that sale is finished, and the consumer returns the voucher with all appropriate information to AmeraPress for fulfillment. Distributors are not authorized to sell distributorships, and for that reason neither HBG nor AmeraPress are multi-level marketing organizations.

     With the sale of HBG in September 1998, AmeraPress will offer its printing services to other direct and multi-level marketing companies. Therefor, the home based business segment of the Company in the future will operate on a wholesale basis and will not deal directly with any consumers of home based business opportunities.

     AmeraPress conducts is printing operations in its 20,000 square foot facility in Euless, Texas. See " --Offices and Printing Facility."

     The home-based business industry is extremely large and very competitive. Distributors are sought for many multi-level and direct sales organizations by means of phone and mail solicitation and via the Internet. Many companies operating as multi-level marketers are large and well- capitalized, including companies such as Amway, Mary Kay, Home Interiors & Gifts and Avon. Home-based business opportunities marketed via seminars are typically smaller firms without extensive operating histories, and many such companies are created and cease to exist each year. These companies rely on the responses to the mail campaigns for attendance at seminars. Other seminar companies use Infomercials on local and cable television. HBG's principal competitors include Financial Fortune System, HOME and the vast array of small operators. While, there is no certainty that the businesses being offered by HBG will be attractive to the attendees of the seminars, the Company believes it has been able to compete effectively due to the sheer size of the market for these goods and services and to the profit potential of the materials offered by the Company compared to those of many of its competitors.

TECHNOLOGY DIVISION

     Through March 31, 1998, all of the Company's business and revenues were produced from the Home-Based Business Segment and the Credit Card Processing and Authorization Segment. However, the Company continually seeks opportunities to diversify its operations and exploit products and markets with the potential for rapid growth. The Company believes that the technology offered by the multi-media add-in card of MAXpc Technologies, Inc. ("MAX") produced such an opportunity.

     In April 1998, the Company acquired all of the common stock of MAX, which has the exclusive right to manufacture and market a high performance, multi-media add-in card providing both hardware and software for personal computers. MAX has begun marketing its card under the trade name OOMPH! This card offers 22 different media functions consisting of the following:

     - H324 Video Phone over standard phone line with superior audio & video quality
     - PCI Video Capture (full motion 30fps with Realtime MPEG-1 compression) & stereo audio capture
     - Video Editing with 3-D Titling, wipe effects & fully syncronized audio soundtrack editing
     - Output captured video to VGA screen, VCR Tape, NTSC Television, Disk, or CD-Recordable
     - PCI DVD Video playback, smooth full-screen DVD-video on a Pentium 133 or faster
     - MPEG-1 Video playback, full motion 30fps; full screen or windowed
     - Output PC- VGA desktop screen to NTSC Television, 640x480 or hi-res virtual
     - Output DVD or MPEG videos to NTSC Television for PC Home Theater
     - Display Live-Video (from Camera, VCR, or int. TV-tuner) full motion; full screen or windowed
     - PCI 2D accelerated Graphics VGA, up to 1280x1024 non-interlaced in high color
     - PCI 3D accelerated Graphics Rendering with Z-buffering, Gourad Shading, and more
     - PCI DSVD Modem v.34bis (230k data/33.6k band) with full TAPI support
     - Hands-free Speakerphone, full-Duplex with acoustic echo cancellation
     - Voicemail Answermachine with Caller ID and Forwarding function
     - Fax V.17 (14.4k) Class 1, 2, and 2.0 with send and receive capability
     - Distinctive Ring call routing for all telephony functions
     - PCI Sound Card, compatible with industry standards
     - Full Wave Table synthesis with 32 simultaneous voices (4meg)
     - Multiple *WAV channel playback/record capability (*multi-Duplex)
     - Dolby Digital AC-3 Audio Output (5+1 channels) for DVD Playback
     - SRS 3D Audio enhancement for surround sound from just 2 speakers
     - Industry Standard Joystick with MIDI port

     As MAX is in the early stages of its operation, an insignificant amount of revenues and expenses of MAX were incurred prior to June 30, 1998.

     The Company continues to look for additional software applications which may be integrated into the card, and it is believed some of these will give rise to the availability of patent protection. The Company will continue limited research and development in this regard.

     Competition in the industry is extremely high, and new developments and products are offered regularly. Many of Max' competitors have greater experience in the industry and more financial resources available to them. Competition in multi-media products comes from companies such as ATI Technologies, Inc., Creative Technology, Ltd. and Sigma Designs, Inc. While these competitors obviously have more financial strength, the Company believes it can successfully compete because it believes the MAX board fulfills functions that no other single board can achieve. Marketing is being targeted to original equipment manufacturers, dealers and resellers in the industry. There is no assurance the marketing efforts for this computer card will be successful.

ENVIRONMENTAL IMPACT

     None of the Company's activities utilize any hazardous materials or results in any discharge of pollutants into the environment. The Company believes it complies fully with all environmental laws and regulations.

YEAR 2000

     The Company does not expect any adverse consequences from the problems arising in the computer industry upon the advent of the year 2000.

EMPLOYEES

     The Company employs a total of 132 full-time persons, including 44 in its HBG facility in St. George, Utah, 61 at its AmeraPress facility in Euless, Texas, 4 in its technology division, 17 in its credit card verification business, and six in its corporate headquarters, including three executive personnel. The credit card verification business also relies on the sales
efforts of approximately 75 commission-only personnel.   None of such persons is
represented by a union, and the Company believes its relations with its employees is very good.

REGULATION

     The Company's only regulatory issues not common to all businesses is the oversight of its home-based business services and sales programs by the U.S. Federal Trade Commission. The laws and regulations of the FTC provide for consumer protection against false and misleading sales promotions, but do not include any advance filing or approval requirements. The Company is required to exercise supervision over the methods and content utilized in the marketing of business opportunities, and it believes it is in compliance with these laws; however, see " -- Legal Proceedings."

LEGAL PROCEEDINGS

     See "Management Discussion and Analysis or Plan of Operations - Recent Developments - Federal Trade Commission." In addition to the refunds made in such action, the Company also receives requests for refunds from time to time from purchasers of HBG distributor materials, some of which also threaten litigation if not paid. The Company's policy is to offer refunds for ten days, after which it generally denies these requests, although the Company will often seek a mutually satisfactory settlement of such claims.

OFFICES AND PRINTING FACILITY

     On February 1, 1998, subsequent to the expiration of the Company's lease from an unaffiliated party on its principal executive offices, located at 14990 Landmark Place, Suite 250, Dallas, Texas, the Company moved its principal executive offices to 8115 Preston Road, Suite 800, Dallas, Texas 75225. The premises, which are leased from an unaffiliated party, consist of 11,010 square feet. The executive office facility contains five management offices, 11 work stations, state of the art computers, and related software. Monthly rent is $22,020 through the remainder of a sixty-four month Lease Term, which expires on May 31, 2003.

     The Company has a renewal option to extend the Lease Term for one additional period of five years, at a rental rate equal to the prevailing market for such premises at that time.

     The Company's printing facility is located at 203 South Ector Drive, Euless, Texas. The premises, which are leased from an unaffiliated party, consist of approximately 19,777 square feet. Monthly rent is $3,500, commencing January 1, 1996 through March 31, 1999. The Company has a renewal option to extend the lease for one term of three years, at a monthly rental of $4,025.
The facility contains printing and pre-press equipment, including Polar cutting machines, Challenge cutting machines, GBC double sided and single sided laminating machines, multiple Cannon color processors, photo scanners, and Macintosh computers. Approximately 1,500 square feet of this facility is used for storage of executive office records, and for the shipping and programming of CVP equipment. Pursuant to an Addendum to the lease, the Company has an exclusive option to purchase the property, such option to terminate on March 31, 1999. The Company has the option to purchase the property and will consider the
possibility during 1998.   The Company believes its current facilities are
adequate for its current needs.

     The facility which houses HBG is located in St. George, Utah. The premises, which are leased from a company owned by a director of HBG, consist of approximately 3,000 square feet. Monthly rent is $3,000 under a month-to-month lease. The Company has no further obligation on this lease.

     All of the Company's properties are covered by property and casualty insurance the Company believes to be adequate.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

                                                             POSITION WITH COMPANY
NAME                      AGE   POSITION WITH COMPANY        SUBSIDIARIES(1)(2)(3)
Lawrence R. Biggs, Jr.     39  Chairman of the Board,             (1)(2)(3)
                               Chief Executive Officer            (1)(2)

Donald G. McLellan         58  President, Secretary and
                               Director                           (1)(2)(3)

Lawrence A. Cahill         61  Director                           (1)(2)

                                                            POSITION WITH COMPANY
NAME                      AGE  POSITION WITH COMPANY        SUBSIDIARIES(1)(2)(3)
Ronald L. Brown            51  Director

Leslie D. Crone            45  Chief Financial Officer            (1)(2)(3)

Delmar E. Guenther         60                                     (1)

Gwynda Gee                 30                                     (2)

Gary Raabe                 32                                     (3)


(1)  Officer and/or Director of Voxcom Systems, Inc.

(2)  Officer and/or Director of AmeraPress, Inc.


(3)  Officer and/or Director of MAXpc Technologies, Inc.

     LAWRENCE BIGGS is the founder of the Company and has been Chairman of the Board and Chief Executive Officer of Voxcom Holdings, Inc., Voxcom Systems,
Inc., and AmeraPress, Inc. since June 1997.   Mr. Biggs is Chairman of the Board
of Home Business Group, Inc., holding that position since August 1997. During 1988, Mr. Biggs was Vice president of Public Telecom Corporation; a private company that developed a microprocessor controlled desktop telephone designed for specific network access. From 1989 to 1994, Mr. Biggs was president and CEO of Strategic Telecom, Inc. ("Strategic"). While associated with Strategic, he developed and contracted for the manufacture of the Access Phone, a product patented under his name for specific applications, some of which are used by Voxcom. During the time Mr. Biggs was associated with Strategic, in excess of 150,000 Access Phones were placed in hotel rooms throughout the United States. During 1993, Strategic's board of directors rejected the attempt of an investor group to sell the company. The investor's group filed an involuntary Chapter 7 Bankruptcy Proceeding in the United States Bankruptcy Court, District of Delaware in November, 1994, which was subsequently converted to a Chapter 11 Bankruptcy Proceeding in January, 1995 and confirmed by the Court in May 1995. Mr. Biggs resigned as president and CFO in November 1993. Mr. Biggs was a
founding director of the National Pay Telephone Association in 1984.   He
attended the University of Nevada, Las Vegas from 1977 to 1981.

     DONALD G. MCLELLAN has been President of Voxcom Holdings, Inc. since June 1997, as well as Director of Voxcom Holdings, Inc., Voxcom Systems, Inc., and AmeraPress, Inc. since that date. He has been a Director of Home Business
Group, Inc. since August 1997.   Mr. McLellan is a native of Australia where he
was involved in the formation and capitalization of entrepreneurial companies in various industries. In 1989, he found the initial investment monies for Strategic Telecom, Inc., and acted as a consultant to the Company until 1992,
when he was appointed C.F.O.   In November 1993, Mr. McLellan became C.E.O. of
Strategic, serving in that capacity throughout the company's Chapter 11 bankruptcy proceeding, and until the confirmation of its Plan of Reorganization in May 1995. Mr. McLellan became a Fellow of the Institute of Chartered Accounts (the Australian equivalent to Certified Public Accountant) in 1963.

     LAWRENCE CAHILL has been a Director since June 1997. Mr. Cahill is the President and Treasurer of Larkin, Inc., a Cedar Rapids, Iowa-based hospitality management company founded by Mr. Cahill and his brother in 1956. Larkin, Inc. presently manages over fifteen hotels with approximately 3,500 rooms throughout the continental United States and has been the largest franchiser of Holiday Inn hotels. Mr. Cahill specializes in property acquisitions and private investments.

     RONALD L. BROWN has been a director since June, 1997. Mr. Brown is a principal of the Dallas law firm of Glast, Phillips & Murray, P.C., which serves as general counsel to the Company. He has been in the private practice of law since 1975. In 1983-85, he was an adjunct professor of law at Southern Methodist University. Mr. Brown serves on the Board of Directors of several privately owned companies.

     LESLIE D. CRONE, Chief Financial Officer, joined the Company in May 1998. Prior to this, he was employed as a senior manager at a public accounting firm, Grant Thornton, LLP, from November 1989 to November 1997. He was self-employed from December 1997 to May 1998. Mr. Crone became a CPA in 1976.

     DELMAR E. GUENTHER, President of Voxcom Systems, Inc., joined Voxcom Systems, Inc., in August 1994, to help develop the banking and processing
systems for Voxcom Systems' CVP.   Prior to 1994, he was self-employed as the
owner of Merchant Financial Systems.

     GWYNDA GEE, President of AmeraPress, Inc., joined AmeraPress, Inc. as Vice President of Operations in September 1996. In this capacity, Ms. Gee restructured the customer service and production departments to maximize employee efficiency, improve product quality and customer service. Ms. Gee was named President of AmeraPress in January 1998. From November 1995 to August 1996, Ms. Gee was Vice President of Operations for Hardwarehouse. Ms. Gee was Systems Director for Voxcom Systems from December 1994 to November 1995. Ms. Gee jointed Strategic Telecom in 1989 and during the course of her tenure advanced to Systems Director before her departure in December 1994. See the discussion above under Mr. Biggs regarding the bankruptcy of Strategic Telecom.



     GARY J. RAABE, CEO of MAXpc Technologies, Inc., since April 1998. Prior to that, from 1993 to 1998, he was the owner and operator of Computer Broker. From 1991 to 1993, he was the operations manager of The Logic Approach. He has specialized in the development of low cost telecommuting, televideo conferencing, televideo marketing, video surveillance and video-configuration systems.

     Directors serve for a term of one year or until their successors are elected and qualified. Directors do not receive cash compensation for serving as such.

     Executive officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

     By virtue of their activities in founding and organizing the Company, as well as their beneficial ownership of its voting securities, Lawrence R. Biggs, Jr., Donald G. McLellan, and Lawrence A. Cahill may be deemed to be "promoters" of the Company.

PROMOTERS

     By virtue of their activities in founding and organizing the Company, as well as their beneficial ownership of its voting securities, Lawrence R. Biggs, Jr., Donald G. McLellan, and Lawrence A. Cahill may be deemed to be "promoters" of the Company.

RELATED PARTY TRANSACTIONS

     Lawrence R. Biggs, Jr., a director, executive officer and promoter of the Company, acquired
30,000 shares of Voxcom Systems for $300 upon its organization  in November
1994.

     Lawrence Cahill, a director and promoter of the Company, acquired 50,000 shares of Voxcom Systems for $500.

     Donald G. McLellan, a director, executive officer and promoter of the Company, acquired 20,000 shares of Voxcom Systems for $200 and transferred 10,000 shares to Vision Finance and Management.

     The Company acquired all of the issued and outstanding stock of Voxcom Systems in exchange for 4,000,000 shares of the Company's voting Common Stock and 4,000,000 Class A Warrants pursuant to an Agreement and Plan of Reorganization, dated June 9, 1997 In connection with this transaction, Lawrence R. Biggs, Jr. received 1,200,000 of such shares and 1,200,000 of such warrants; Donald G. McLellan and Vision Finance and Management received 800,000 of such shares and 800,000 of such warrants, and Lawrence Cahill received 2,000,000 of such shares and 2,000,000 of such warrants. See "Business-- General."

     In June 1997, concurrent with the closing of the Agreement and Plan of Reorganization, the Company acquired 10,000 shares of AmeraPress common stock, representing 100% of shares outstanding, pursuant to a Stock Purchase Agreement dated June 9, 1997. Such transaction resulted from an arms'-length negotiation between the AmeraPress sellers (Messrs. Biggs, McLellan and Cahill), and the prior management of the Company. The consideration for the sale of AmeraPress common stock was a Promissory Note in the amount of $10,000,000 payable to Messrs. Biggs, McLellan, and Cahill payable in 24 monthly installments of principal plus interest on the unpaid balance at the prime rate, secured by a Security Agreement-Pledge in favor of Messrs. Biggs, Cahill and McLellan as Secured Parties. Messrs. Cahill, Biggs and McLellan realized a gain of
approximately $9.3 million on the sale of AmeraPress.   In December 1997, the
Company requested and the holders agreed to exchange the remaining $8,000,000 amount of the Promissory Note for 80,000 shares of the Company's Series A Preferred Stock, valued at $8,000,000. Such exchange was made in order to improve the Company's financial condition and cash flow. See "Description of Capital Stock, Series A Preferred Stock."

     In April 1998, Lawrence Cahill advanced $300,000 to pay the fees of law firms representing the Company in the case against the Federal Trade Commission. The Company repaid such loan without interest in June 1998.

     In May 1998, the Company entered into a Consulting Agreement with Jande International Holdings, LLC to provide consulting services consisting of financial and securities advice and in connection therewith issued 110,000 shares of common stock valued at $275,000. An affiliate of Jande, Ely Mandell, was the owner of 25% of the outstanding common stock of the Company prior to the reorganization in June 1997.

     In June 1998, the Company entered into a Consulting Agreement with S.G. Financial, Inc., to provide consulting services consisting of exploring marketing opportunities in Germany for the Company's products and securities, and in connection therewith issued 30,000 shares of common stock valued at $75,000. An affiliate of S.G. Financial, David Lezak, was a former director, executive officer and owner of 25% of the common stock of the Company prior to the reorganization in June 1997.

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth certain information regarding compensation paid during each of the three fiscal years ended June 30, 1998, 1997 and 1996, to the persons serving as the Company's chief executive officer and each executive officer whose annual compensation exceeded $100,000.

NAME AND PRINCIPAL         FISCAL                        TOTAL REMUNERATION
    POSITION                YEAR             SALARY       COMMISSIONS/(2)/

Lawrence Biggs,            1998            $151,392         $562,252
 Chairman                  1997             151,392          384,655
                           1996/(1)/        153,078           23,751
Donald G. McLellan,        1998            $102,000         $280,490

 President                 1997             102,000          192,328
                           1996/(1)/         72,450           16,771

Gwynda Gee                 1998            $101,458         $ 39,057
---------------------

(1)  Compensation paid by Voxcom Systems prior to acquisition by Voxcom
     Holdings.

(2) Commissions paid are computed on a percentage of sales of AmeraPress as follows: Lawrence Biggs - 4%, Donald G. McLellan - 2%, and Gwenda Gee - 0.4%.

     There is no employment agreement with any executive officer. There are no salary, bonus or incentive plans covering cash or securities except the Company's 1997 Stock Bonus Plan relating to individuals or one-person service corporations who render legal, professional, or consulting services to the Company.

          PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information as of June 30, 1998 with respect to persons known to the Company to be the beneficial owners of more than 5% of its voting securities and with respect to the beneficial ownership of such Common Stock by each director of the Company and by all directors and executive officers of the Company as a group.

                                                 NUMBER OF SHARES                              NUMBER OF SHARES
                                              (ASSUMING NO EXERCISE                           (ASSUMING EXERCISE
NAME AND ADDRESS OF                            OF CLASS A WARRANTS                            OF CLASS A WARRANTS
 BENEFICIAL OWNER                                 BY HOLDER)(1)                PERCENT           BY HOLDER)(1)           PERCENT
---------------------                          ---------------------           -------         ------------------        ---------

Common Stock
------------

Lawrence R. Biggs, Jr.                                1,070,000                  17.2            2,158,000                  29.5
  8115 Preston Road, 8th Fl. E
  Dallas, Texas 75225

Lawrence A. Cahill                                    2,049,800                  32.9            3,949,800                  48.6
 3330 Southgate, S.W.
 Cedar Rapids, Iowa 52404

Donald G. McLellan(2)                                   800,000                  12.9            1,460,000                  21.2
  8115 Preston Road, 8th Fl. E.
  Dallas, Texas 75225

Ronald L. Brown                                          50,000                   0.8               50,000                   0.8
  One Galleria Tower, Suite 2200
  Dallas, Texas 75240

Directors and executive                               4,382,300                  70.4            8,030,300                  81.3
  officers as a group
  (9 persons)


NAME AND ADDRESS OF                        NUMBER OF         PERCENTAGE OF           NUMBER OF
 BENEFICIAL OWNER                      SERIES B SHARES      SERIES B SHARES      COMMON SHARES(3)
-------------------                   ----------------      ---------------      ----------------
Series B Preferred Stock
------------------------

Dominion Capital Fund, Ltd.               200,000                 57.1             2,000,000
 c/o Thomson Kernaghan & Co.
 365 Bay Street
 Toronto, Ontario M54-2V2

Sovereign Partners, Limited               110,000                 31.5             1,100,000
 Partnership
 c/o Thomson Kernaghan & Co.
 365 Bay Street
 Toronto, Ontario M54-2V2

Canadian Advantage Ltd.                    40,000                 11.4               400,000
 Partnership
 c/o Thomson Kernaghan & Co.
 365 Bay Street
 Toronto, Ontario M54-2V2

_______________

(1) Messrs. Biggs, Cahill, McLellan and all executive officers and directors as a group beneficially own Class A Warrants exercisable until June 1999 at a price of $4.00 per share for 1,088,000, 1,900,000, 660,000 and 3,648,000 shares of Common Stock, respectively.

(2) Mr. McLellan has 50% voting and investment power in Vision Finance and Management, a family company which owns of record 400,000 shares of Common Stock and 400,000 Class A Warrants included in the table as being beneficially owned by Mr. McLellan. His spouse owns the other 50% of Vision Finance and Management.

(3) See "Description of Capital Stock - Series B Preferred Stock." Shares of common stock issued upon conversion is based upon recent conversion price of $1.00 per share. Such conversion price varies with the market price of the Common Stock. Shares of Common Stock issuable upon conversion are being registered by the Company for resale on the Company's trading market.

     The Company is not aware of any arrangement which might result in a change in control in the future.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of capital stock, composed of 25,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of which there were 6,085,772 shares outstanding as of June 30, 1998, and 50,000,000 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock").

COMMON STOCK

     Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock for the election of directors and on each other matter submitted to a vote of the stockholders of the Company. The holders of Common Stock have exclusive voting power on all matters at any time. No Preferred Stock with superior voting rights is issued and outstanding.

     Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in distributions of any assets after payment in full or provision for all amounts due creditors and provision for any liquidation preference of any other class or series of stock of the Company then outstanding.

     Dividends.   Dividends may be declared by the Board of Directors and paid from time to time to the holders of Common Stock, on such record dates as may be determined by the Board of Directors, out of the net profits or surplus of the Company.

WARRANTS

     All stockholders of the Company hold one Class A Warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of Common Stock for $4.00. If not exercised, Class A Warrants expire in June 1999. If exercised, the holder will receive one Class B Warrant for each Class A Warrant exercised. Each Class B Warrant entitles the holder to purchase one share of common stock for $20.00. If not exercised, Class B Warrants expire in June 2000. At June 30, 1998, there were 4,839,101 Class A Warrants and 160,835 Class B Warrants outstanding.

PREFERRED STOCK

     The Board of Directors of the Company has the authority to divide the Authorized Preferred Stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of Authorized Preferred Stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on Common Stock. Such provisions may also include restrictions on the ability of the Company to purchase shares of Common Stock or to purchase or redeem shares of a particular series of Authorized Preferred Stock. Depending upon the voting rights granted to any series of Authorized Preferred Stock, issuance thereof could result in a reduction in the voting power of the holders of Common Stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of each series of the then outstanding Authorized Preferred Stock may be entitled to receive, prior to the distribution of any asset or funds to the holders of Common Stock, a liquidation preference established by the Board of Directors, together with all accumulated and unpaid dividends. Depending upon the consideration paid for Authorized Preferred Stock, the liquidation preference of Authorized Preferred Stock and other matters, the issuance of Authorized Preferred Stock could result in a reduction in the assets available for distribution to the holders of Common Stock in the event of the liquidation of the Company.

     As of June 30, 1998, the only outstanding Authorized Preferred Stock is (i) a series of 100,000 authorized shares of Series A Preferred Stock of which 80,000 shares are outstanding and (ii) a series of 350,000 authorized shares of Series B Preferred Stock, of which all 350,000 shares are outstanding.
Following is a brief summary of certain provisions of each of this Series of Authorized Preferred Stock.

SERIES A PREFERRED STOCK

     Voting Rights. Holders of Series A Preferred Stock have no right to vote their Shares, except that holders of Series A Preferred Stock, voting as a separate class by majority vote, must approve any amendment to the Designation of Rights and Preferences of Series A Preferred Stock, to (i) increase or decrease the number of authorized shares of Series A Preferred Stock, (ii) increase or decrease the Issue Price, (iii) effect an exchange, reclassification or cancellation of all or part of the shares of Series A Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of Series A Preferred Stock, (v) change the designations, preferences, limitations, or relative rights of the Series A Preferred Stock, (vi) change the shares of Series A Preferred Stock into the shares of another class, or (viii) cancel or otherwise affect accumulated but undeclared dividends on the Series A Preferred Stock.

     Preemptive Rights. No holder of Series A Preferred Stock will be entitled as a matter of right to subscribe or receive additional shares of any class of stock of the Company, whether now or hereafter authorized, or any bonds, debentures or other securities convertible into such stock.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of Preferred Stock are entitled to be paid an amount agreed to $100 per share. Such Preferred Stock before any accounts an distributed to the holder of this Common Stock.

     Conversion Rights.   There are no conversion rights for holders of
Preferred Stock.

     Dividends. The holders of Preferred Stock are not entitled to receive any dividends.

     Redemption Rights. The Preferred Stock is redeemable by the Company. The redemption price is $100 per share.

SERIES B PREFERRED STOCK

     Voting Rights. Holders of Series B Preferred Stock have no right to vote their shares, except as mandated by law and except that holders of Series B Preferred Stock, voting as a separate class by majority vote, must approve any amendment to the Designation of Rights and Preferences of Series B Preferred Stock, and any action of the Board of Directors, if such amendment or action would (i) increase or decrease the number of authorized shares of Series B Preferred Stock, (ii) increase or decrease the Issue Price (which is $10.00 per share), (iii) effect an exchange, reclassification or cancellation of all or part of the shares of Series B Preferred Stock, (iv) effect an exchange, or create a right of exchange, of all or any part of the shares of another class into shares of Series B Preferred Stock, (v) change the designations, preferences, limitations, or relative rights of the Series B Preferred Stock,
(vi) change the shares of Series B Preferred Stock into the shares of another class, or (viii) cancel or otherwise affect accumulated but undeclared dividends on the Series B Preferred Stock.

     Preemptive Rights. No holder of Series B Preferred Stock is entitled as a matter of right to subscribe or receive additional shares of any class of stock of the Company or any bonds, debentures or other securities convertible into such stock.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock are entitled to be paid an amount per share equal to the Issue Price, plus any accumulated and unpaid dividends, prior to any payments or distributions to the holders of Common Stock, but on a pro rata basis with holders of Series A Preferred Stock.

     Conversion Rights.   Each share of Series B Preferred Stock is convertible,
at the option of the holder thereof at any time prior to redemption, into that number of shares of Common Stock (the "Conversion Rate") determined by dividing the Issue Price by the lesser of (i) $3.24375 or (ii) 80% of the average closing bid price of the Common Stock in the over-the-counter market for the five trading days preceding the date upon which notice of conversion is given. The number of shares issuable upon conversion is also subject to certain anti-dilution adjustments for stock splits and combinations, reclassifications and mergers, consolidations or sales of all or substantially all of the assets of the Company.

     Dividends. The holders of Series B Preferred Stock are entitled to receive annual dividends in the amount of 5% of the Issue Price, payable quarterly in cash or, at the option of the Company, in shares of Common Stock at the rate equal to the Conversion Rate. Dividends are payable monthly and no dividend or other distribution shall be paid on shares of Common Stock or any other class of stock or series of Preferred Stock ranking equal or junior to the Series B Preferred Stock until all cumulative dividends have been paid.

     Redemption Rights. The Series B Preferred Stock is redeemable by the Company so long as all dividends on Series B Preferred Stock have been paid or set apart for payment. The redemption price per share is 120% of the Issue Price of the shares redeemed, plus the amount of any unpaid accumulated dividends to the date of redemption. Any record holder of Series B Preferred Stock may convert such Series B Preferred Stock into Common Stock prior to such date of redemption by delivering written notice to the Company of such holder's election to convert all or a portion of such shares.

CERTAIN RIGHTS OF HOLDERS OF COMMON STOCK

     The Company is a Nevada corporation organized under Chapter 78 of the Nevada Revised Statutes ("NRS"). Accordingly, the rights of the holders of Common Stock are governed by Nevada law. Moreover, the rights of holders of Common Stock differ from the rights of such holders of equity in the corporation or other entity acquired by virtue of different provisions appearing in the Articles of Incorporation ("Articles") and bylaws of the Company. Although it is impracticable to set forth all of the material provisions of the NRS or the Company's Articles and bylaws, the following is a summary of certain significant provisions of the NRS and/or the Company's Articles and bylaws that affect the rights of securities holders.

POSSIBLE ANTI-TAKEOVER PROVISIONS

     Special Meetings of Stockholders; Director Nominees. The Company's bylaws and Articles provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the Common Stock join in such action. The bylaws and Articles also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the Company at least 60 days in advance of the date on which the last annual stockholders' meeting was held, and provide that the number of directors to be elected (within the minimum -maximum range of 3-21 set forth in the Articles and bylaws) shall be determined by the Board of Directors or by the holders of at least 66 2/3% of the Common Stock. While these provisions of the Articles and bylaws have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

     Removal of Directors. The Articles of the Company provide that directors may be removed from office only for "cause" by the affirmative vote of holders of at least 66 2/3% of the Common Stock. "Cause" means proof beyond the existence of a reasonable doubt that a director has been convicted of a felony, committed gross negligence or willful misconduct resulting in a material detriment to the Company, or committed a material breach of such director's fiduciary duty to the Company resulting in a material detriment to the Company. The inability to remove directors except for "cause" could provide incumbent management with a greater opportunity to oppose hostile actions by stockholders. The affirmative vote of holders of at least 66 2/3% of the Common Stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

     Control Share Statute. Sections 78.378 - 78.3793 of the NRS constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of Common Stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the Common Stock, or at least 33.3% but less than a majority of the Common Stock, or a majority or more of the Common Stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the Common Stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the Company under certain circumstances. If full voting rights are granted, stockholders voting against such rights being granted may demand payment from the Company for the fair value of their shares. The Board of Directors may adopt a resolution amending the Bylaws within ten days following the acquisition of any controlling interest to provide that the foregoing provisions shall not be applicable to such acquisition. The Company does not believe the foregoing provisions of the NRS is presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.

     Business Combination Statute. Sections 78.411 - 78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving the Company and a person that beneficially owns 10% or more of the Common Stock (an "Interested Stockholder") (I) within five years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the Company's Board of Directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (ii) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the Common Stock not owned by the Interested Stockholder and its affiliates and associates; or (iii) unless the holders of Common Stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of Common Stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of Common Stock acquired at a time when he owned 5% or more of the outstanding shares of Common Stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (I) any merger or consolidation of the Company or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (ii) the sale, lease or other disposition by the Company to an Interested Stockholder or an affiliate or associate of assets of the Company representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (iii) the issuance by the Company of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the Company; (iv) the adoption of any plan to liquidate or dissolve the Company proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (v) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (vi) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411
- 78.444 of the NRS are presently applicable to the Company.

     Special Meetings. The Company's bylaws and Articles provide that special meetings of the stockholders of the Company may be called by the Chairman of the Board, the Board of Directors or upon written request of stockholders holding not less than 66 2/3% of the Common Stock.

     Mergers, Consolidations and Sales of Assets. Nevada law provides that an agreement of merger or consolidation, or the sale or other disposition of all or substantially all of a corporation's assets, must be approved by the affirmative vote of the holders of a majority of the voting power of the corporation (except that no vote of the stockholders of the surviving corporation is required to approve a merger if certain conditions are met, unless the articles of incorporation of such corporation states otherwise, and except that no vote of stockholders is required for certain mergers between a corporation and a subsidiary), but does not require the separate vote of each class of stock unless the corporation's articles of incorporation provides otherwise (except that class voting is required in a merger if shares of the class are being exchanged or if certain other rights of the class are affected). The Company's Articles do not alter the provisions of Nevada law.

     Directors; Removal of Directors. Under Nevada law, the number of directors may be fixed by, or determined in the manner provided in, the articles of incorporation or by-laws, and the Board of Directors may be divided into classes as long as at least 25% in number of the directors are elected annually. Nevada law further requires that a corporation have at least one director. Directors may be removed under Nevada law with or without cause by the holders of not less than two-thirds of the voting power of the corporation, unless a greater percentage is set forth in the articles of incorporation. See "-Possible Anti-Takeover Provisions - Removal of Directors" and "---Classification of Directors", above, for a further discussion.

     Amendments to Bylaws. The Company's bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 66 2/3% of the Common Stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, proceedings for the conduct of stockholder's meetings and the procedures for fixing the number of and electing directors.

LIMITATION ON LIABILITY OF DIRECTORS

     Section 78.037 of the NRS provides that a Nevada corporation may limit the personal liability of a director or officer to the corporation or its stockholders for breaches of fiduciary duty, except that such provision may not limit liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or payment of dividends or other distributions in violation of the NRS. The Company's Articles provide that no director shall be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability
(I) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability under the NRS, or (iv) for any transaction from which the director derived an improper personal benefit.

     In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described in "-- Indemnification of Directors and Officers", above, and "-- Limitation on Liability of Directors" would not eliminate or limit the liability of directors and officers under the federal securities laws.


APPRAISAL RIGHTS

     The NRS provides dissenting or objecting security holders with the right to receive the fair value of their securities in connection with certain extraordinary corporate transactions. These appraisal rights are available with respect to certain mergers and share exchanges and in connection with the granting of full voting rights to control shares acquired by an interested stockholder. However, unless the transaction is subject to the control share provisions of the NRS, a stockholder of a Nevada corporation may not assert dissenters' rights, in most cases, if the stock is listed on a national securities exchange or held by at least 2,000 stockholders of record (unless the articles of incorporation expressly provide otherwise or the security holders are required to exchange their shares for anything other than shares of the surviving corporation or another publicly held corporation that is listed on a national securities exchange or held of record by more than 2,000 stockholders).

DISTRIBUTIONS

     Dividends and other distributions to security holders are permitted under the NRS as authorized by a corporation's articles of incorporation and its board of directors if, after giving effect to the distribution, the corporation would be able to pay its debts as they become due in the usual course of business and the corporation's total assets would exceed the sum of its total liabilities plus (unless the articles of incorporation provide otherwise) the amount needed to satisfy the preferential rights on dissolution of holders of stock whose preferential rights are superior to those of the shares receiving the distribution.

PREEMPTIVE RIGHTS

     Under the NRS, stockholders of Nevada corporations organized prior to October 1, 1991 have preemptive rights unless the articles of incorporation expressly deny those rights or the stock issuance is among those described in
Section 78.265 of the NRS. A stockholder who has preemptive rights is entitled, on terms and conditions prescribed by the board of directors, to acquire proportional amounts of the corporation's unissued or treasury shares in most instances in which the board has decided to issue them. The Company's Articles expressly deny availability of preemptive rights to the Company's stockholders.

CUMULATIVE VOTING

     Under the NRS, the articles of incorporation of a corporation may provide for cumulative voting, which means that the stockholders are entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and then cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting is not available to stockholders of a Nevada corporation, however, unless its articles expressly provide for that voting right, and the Company's Articles do not contain a provision permitting stockholders to cumulate their votes when electing directors.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Glast, Phillips & Murray, a Professional Corporation, Dallas, Texas. Ronald L. Brown, an attorney with Glast Phillips & Murray, is a director of the Company and owns 50,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1998 and 1997 and for the years then ended, as listed below, included in this Prospectus and the Registration Statement have been included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as an expert in auditing and accounting.



                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants..................................  F-1

Consolidated Balance Sheets as of June 30, 1998 and June 30, 1997...................  F-2

Consolidated Statements of Operations for the years ended June 30, 1998 and 1997....  F-3

Consolidated Statement of Stockholders' Equity (Deficit) for the years ended
June 30, 1998 and 1997..............................................................  F-4

Consolidated Statements of Cash Flows for the years ended June 30, 1998 and 1997....  F-5

Notes to Consolidated Financial Statements..........................................  F-6

Pro Forma Financial Statements...................................................... F-15

Pro Forma Balance Sheet as of June 30, 1998......................................... F-16

Pro Forma Statement of Operations for the year ended June 30, 1998.................. F-17

Notes to Pro Forma Financial Statements............................................. F-18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Voxcom Holdings, Inc.


We have audited the accompanying consolidated balance sheets of Voxcom Holdings, Inc. and Subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Voxcom Holdings, Inc., and Subsidiaries as of June 30, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with generally accepted accounting principles.



GRANT THORNTON LLP

Dallas, Texas
September 18, 1998

                             VOXCOM HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS

                             June 30, 1998 and 1997


                        ASSETS                                               1998           1997
                                                                         -------------  ------------
CURRENT ASSETS
 Cash and cash equivalents                                               $  1,827,302   $   375,687
 Accounts receivable, net of allowance for doubtful
   accounts of $36,000 at June 30, 1998                                       398,720        41,618
 Inventories                                                                  762,100       363,409
 Prepaid expenses                                                             374,425             -
                                                                         ------------   -----------

          TOTAL CURRENT ASSETS                                              3,362,547       780,714

PROPERTY AND EQUIPMENT, AT COST
 Machinery and equipment                                                      852,272       323,606
 Furnishings                                                                  317,089       103,281
                                                                         ------------   -----------
                                                                            1,169,361       426,887
   Less accumulated depreciation                                              320,331       117,895
                                                                         ------------   -----------
                                                                              849,030       308,992

OTHER ASSETS                                                                1,784,374       222,735
                                                                         ------------   -----------

                                                                         $  5,995,951   $ 1,312,441
                                                                         ============   ===========

      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
 Current maturities of notes payable to stockholders                     $          -   $ 5,000,000
 Current maturities of other notes payable                                     37,076             -
 Accounts payable                                                           1,542,184       536,953
 Accrued expenses                                                           1,242,933       261,092
                                                                         ------------   -----------

          TOTAL CURRENT LIABILITIES                                         2,822,193     5,798,045

LONG-TERM DEBT                                                                418,469     4,640,000

COMMITMENTS AND CONTINGENCIES                                                       -             -

STOCKHOLDERS' EQUITY (DEFICIT)
 Preferred stock, $.0001 par value; Series A, authorized, 100,000
   shares; issued and outstanding, 80,000 shares                            8,000,000             -
 Preferred stock, $.0001 par value; Series B convertible, authorized,
   issued and outstanding, 350,000 shares                                   3,500,000             -
 Common stock, $.0001 par value; authorized, 25,000,000 shares;
   issued and outstanding, 6,085,772 at June 30, 1998 and
   4,999,937 shares at June 30, 1997                                              609           500
 Additional paid-in capital                                                 1,479,691             -
 Accumulated deficit                                                      (10,225,011)   (9,126,104)
                                                                         ------------   -----------
                                                                            2,755,289    (9,125,604)
                                                                         ------------   -----------

                                                                         $  5,995,951   $ 1,312,441
                                                                         ============   ===========

       The accompanying notes are an integral part of these statements.

                             Voxcom Holdings, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                       Years ended June 30, 1998 and 1997




                                                     1998         1997
                                                 ------------  -----------

Net sales                                        $21,255,098   $13,420,766
Cost of sales                                      2,621,075     1,883,107
                                                 -----------   -----------

         Gross profit                             18,634,023    11,537,659

Selling, general and administrative expenses      19,636,213     8,375,352
                                                 -----------   -----------

         Operating profit (loss)                  (1,002,190)    3,162,307

Interest expense                                     148,975        44,247
                                                 -----------   -----------

         Earnings (loss) before income taxes      (1,151,165)    3,118,060

Income tax expense (benefit)                         (52,258)      194,541
                                                 -----------   -----------

         Net earnings (loss)                     $(1,098,907)  $ 2,923,519
                                                 ===========   ===========

Earnings (loss) per share - basic and diluted          $(.20)         $.58
                                                 ===========   ===========

Weighted average shares outstanding                5,516,228     4,999,937
                                                 ===========   ===========

       The accompanying notes are an integral part of these statements.

                             Voxcom Holdings, Inc.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                       Years ended June 30, 1998 and 1997



                                                      Series A             Series B
                                Common stock       Preferred stock     Preferred stock       Additional
                             -------------------  ------------------  --------------------    paid-in    Accumulated
                              Shares     Amount   Shares    Amount     Shares    Amount       capital      deficit        Total
                             ---------  --------  ------  ----------  ------- ------------  -----------  ------------  ------------

Balances at July 1, 1996       100,000   $1,000        -  $        -        - $        -    $ 1,294,000  $ (1,424,123) $   (129,123)

Reorganization (Note A)
 Merger of Voxcom Holdings,
 Inc. and Voxcom Systems,
 Inc.                        4,899,937     (500)       -           -        -          -     (1,294,000)    1,294,500             -

Notes issued for
 acquisition of AmeraPress,
 Inc.                                -        -        -           -        -          -              -   (10,000,000)  (10,000,000)

Distributions to
 stockholders                        -        -        -           -        -          -              -    (1,920,000)   (1,920,000)

Net earnings for the year            -        -        -           -        -          -              -     2,923,519     2,923,519
                             ---------   ------   ------  ----------  ------- ----------   ------------  ------------  ------------

Balances at June 30, 1997    4,999,937      500        -           -        -          -              -    (9,126,104)   (9,125,604)

Issuance of common stock       925,000       93        -           -        -          -      1,449,907             -     1,450,000

Sale of preferred stock              -        -        -           -  350,000  3,500,000       (613,540)            -     2,886,460

Exercise of warrants           160,835       16        -           -        -          -        643,324             -       643,340

Conversion of debt                   -        -   80,000   8,000,000        -          -              -             -     8,000,000

Net loss for the year                -        -        -           -        -          -              -    (1,098,907)   (1,098,907)
                             ---------   ------   ------  ----------  ------- ----------   ------------  ------------  ------------

Balances at June 30, 1998    6,085,772   $  609   80,000  $8,000,000  350,000 $3,500,000     $1,479,691  $(10,225,011) $  2,755,289
                             =========   ======   ======  ==========  ======= ==========   ============  ============  ============

        The accompanying notes are an integral part of this statement.

                             VOXCOM HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       Years ended June 30, 1998 and 1997



                                                                    1998         1997
                                                                -----------   ----------

Cash flows from operating activities
 Net earnings (loss)                                            $(1,098,907)  $ 2,923,519
 Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation and amortization                                  202,443        71,489
     Change in prepaid operating assets and liabilities, net
         of effects of acquisition of business
       Prepaid expenses                                             (60,175)       65,288
       Accounts receivable                                         (196,652)      258,085
       Inventories                                                 (398,691)     (303,459)
       Other assets                                                (111,639)      (67,898)
       Accounts payable and accrued expenses                        793,516       343,786
                                                                -----------   -----------

         Net cash provided by (used in)
         operating activities                                      (870,105)    3,290,810

Cash flows from investing activities
 Purchase of property and equipment                                (637,590)     (263,978)
 Cash received from business acquired                               613,965             -
                                                                -----------   -----------

         Net cash used in investing activities                      (23,625)     (263,978)

Cash flows from financing activities
 Payments on notes payable to stockholders                       (1,640,000)     (760,000)
 Borrowings on long-term debt                                       455,545             -
 Exercise of warrants                                               643,340             -
 Sale of preferred stock                                          2,886,460             -
 Distributions to stockholders                                            -    (1,920,000)
                                                                -----------   -----------

         Net cash provided by (used in) financing
         activities                                               2,345,345    (2,680,000)
                                                                -----------   -----------

Net increase in cash                                              1,451,615       346,832

Cash and cash equivalents at beginning of year                      375,687        28,855
                                                                -----------   -----------

Cash and cash equivalents at end of year                        $ 1,827,302   $   375,687
                                                                ===========   ===========

Cash paid during the year for:
 Interest                                                       $    69,273   $         -
 Income taxes                                                             -             -

                             VOXCOM HOLDINGS, INC.

                       Years ended June 30, 1998 and 1997





                                                                           1998      1997
                                                                        -----------  -----
Noncash financing activities:
 Conversion of notes payable to stockholders into
   80,000 shares of preferred stock, Series A                            $8,000,000  $   -
                                                                         ==========  =====

 Issuance of common stock for services and noncompetition agreements     $  925,000  $   -
                                                                         ==========  =====

 Issuance of common stock for technology                                 $  525,000  $   -
                                                                         ==========  =====

 Acquisition of business
   Fair value of assets acquired                                         $1,193,556
   Liabilities assumed                                                    1,193,556

       The accompanying notes are an integral part of these statements.

                             VOXCOM HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1998 and 1997



NOTE A - BASIS OF PRESENTATION

 The accompanying financial statements include the accounts of Voxcom Holdings, Inc. (Holdings) and its subsidiaries, Voxcom Systems, Inc. (Systems), AmeraPress, Inc. (AmeraPress), Home Business Group, Inc. (HBG), and MAXpc Technologies, Inc., (MAXpc), collectively, "the Company."

 Holdings, formerly Newcorp One, Inc., was incorporated in 1996. On June 17, 1997, Holdings, which had no operations and no significant assets or liabilities, issued 4,000,000 shares of its common stock (equal to 80% of its then outstanding shares) for all of the outstanding capital stock of Systems.

 Since the stockholders of Systems owned 80% of the common stock of Holdings after the sale of Systems, Systems is deemed to be the acquiring corporation for accounting purposes. Concurrent with the above transactions, Holdings acquired all of the outstanding common stock of AmeraPress in exchange for a $10,000,000 note, payable in 24 equal monthly installments. AmeraPress was incorporated on June 19, 1997 and succeeded to the business of Voxcom Sales, L.L.C. (Voxcom Sales).

 Voxcom Sales and Systems were under common control. Accordingly, the financial statements include the accounts on a historical cost basis of Systems and Voxcom Sales/AmeraPress for all periods presented. The $10,000,000 note given in the acquisition of AmeraPress has been deemed a distribution to the shareholders of AmeraPress for accounting purposes and resulted in a charge to stockholders' equity of a like amount.

 HBG and MAXpc, both wholly-owned subsidiaries, were acquired on October 1, 1997, and April 13, 1998, respectively.

 The financial statements include the operations of Systems and Voxcom Sales from July 1, 1996, AmeraPress and Holdings from June 17, 1997, and HBG and MAXpc from the dates of acquisition.


NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Business

 AmeraPress sells materials to home-based businesses and produces laminated, customized sports, trading, and greeting cards sold by those businesses. HBG conducts seminars and sells introductory kits to home-based businesses. Systems sells and provides services related to credit card verification units for merchants. MAXpc has the exclusive manufacturing and marketing rights to certain multi-media computer cards providing both hardware and software for inclusion in either new or existing computers.

 Advertising Costs

 The Company charges advertising costs to expense when incurred. Advertising costs for the years ended June 30, 1998 and 1997 were approximately $189,000 and $213,000, respectively.

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997



NOTE B - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

 Cash and Cash Equivalents

 Cash and cash equivalents include cash in banks and all highly liquid investments with maturities of three months or less when purchased.

 Inventories

 Inventories consist principally of finished goods and are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

 Property and Equipment

 Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the individual assets, ranging from three to 15 years.

 Intangible Assets

 Purchased technology is being amortized over 7 years and noncompetition agreements are being amortized over their terms which range from 32 to 60 months.

 Revenue Recognition

 Sales of products and services are recorded as products are shipped or services are rendered.

 Earnings (Loss) Per Share

 The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No. 128) during the year ended June 30, 1998. In accordance with SFAS No. 128, the Company computes basic earnings or loss per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares, consisting of stock purchase warrants and convertible debt and preferred stock, had been issued or converted. For all periods presented, there was no dilutive effect from these securities.

 The computation of weighted average shares outstanding gives retroactive effect to the shares issued by Holdings in the acquisition of Systems (Note A).

 Use of Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997



NOTE C - ACQUISITION OF BUSINESSES

 Effective October 1, 1997, the Company acquired certain assets and assumed the liabilities of a company engaged in the business of home-based business seminars for no consideration. A major stockholder and officer of the acquired business is a stockholder and officer of the Company. The acquisition was accounted for as a purchase, and the financial statements include the operations of the acquired business since October 1, 1997.

 The following unaudited pro forma data presents combined net sales and net earnings (loss) assuming the acquisition had taken place at the beginning of fiscal 1997.

                                      1998         1997
                                  ------------  -----------

     Net sales                    $23,701,039   $21,968,000
     Net earnings (loss)             (611,116)    2,895,000
     Earnings (loss) per share           (.11)          .58

 On April 13, 1998, the Company acquired all of the issued and outstanding shares of MAXpc Technologies, Inc., in consideration for 210,000 shares of common stock. The acquisition was accounted for as a purchase and the financial statements include operations since April 13, 1998.

 MAXpc had no operations, assets, or liabilities prior to its acquisition by the Company.


NOTE D - OTHER ASSETS

 Other assets consist of the following:

                                  June 30,   June 30,
                                    1998       1997
                                 ---------- ---------

     Deposits                      $495,073  $221,689
     Noncompetition agreements      362,180         -
     Purchased technology           517,708         -
     Consulting agreement           252,083         -
     Other                          157,330     1,046
                                 ----------  --------

                                 $1,784,374  $222,735
                                 ==========  ========

 Purchased technology arose out of the acquisition of MAXpc on April 13, 1998.

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997



NOTE E - LONG-TERM DEBT

 Long-term debt consists of the following:

                                                                    June 30,    June 30,
                                                                      1998        1997
                                                                   ----------  ----------
  Notes payable to stockholders, interest at prime rate (8.5%
   at June 30, 1997), principal and interest are due June 11,
   2001, collateralized by all outstanding shares of AmeraPress    $        -  $9,640,000
  Convertible debentures, interest at 5%, paid quarterly;
   principal and accrued interest are due May 31, 2000                400,000           -
  Other notes payable                                                  55,545           -
                                                                   ----------  ----------
                                                                      455,545   9,640,000
   Less current portion                                                37,076   5,000,000
                                                                   ----------  ----------

  Long-term debt                                                   $  418,469  $4,640,000
                                                                   ==========  ==========


 The debentures are convertible into common shares of Holdings at a conversion price equal to the lower of (1) $3.24375 per share or (2) 80% of the closing bid price for the five days preceding conversion.

   The maturities of long-term debt are as follows:

       Year ended
        June 30,
     -------------

         1999                            $  37,076
         2000                              418,469
                                           -------

                                         $ 455,545
                                           =======


NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

 The fair values of cash and cash equivalents, notes payable and convertible debentures approximate carrying value.

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997


NOTE G - LEASE COMMITMENTS

 The Company leases office and warehouse space and equipment under various noncancellable lease agreements. Total rent expense was $466,179 and $180,097 for the years ended June 30, 1998 and 1997, respectively. As of June 30, 1998, the future minimum rental payments are as follows:


  Year ending
    June 30,
 -------------

   1999            $524,433
   2000             471,638
   2001             462,126
   2002             360,446
   2003             267,384
                 ----------

                 $2,086,027
                 ==========


NOTE H - INCOME TAXES

 The current income tax (benefit) expense for the years ended June 30, 1998 and 1997, consists of the following:


                                                    1998          1997
                                                ------------  -----------

   Federal                                      $   (52,258)  $    52,258
   State                                                  -       142,283
                                                -----------   -----------

                                                $   (52,258)  $   194,541
                                                ===========   ===========

 The deferred tax assets consisted of the following:


                                                                 June 30,
                                                        -------------------------
                                                            1998         1997
                                                        -----------   -----------
   Deferred tax assets
     Goodwill                                           $ 3,453,334   $ 3,700,000
     Accrued expenses                                        45,861             -
     Noncompetition agreement                                39,814             -
     Net operating loss carryover                           525,000             -
                                                        -----------   -----------

   Total deferred tax assets                              4,064,009     3,700,000

   Valuation allowance                                   (4,064,009)   (3,700,000)
                                                        -----------   -----------

   Net deferred tax assets                              $         -   $         -
                                                        ===========   ===========

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997



NOTE H - INCOME TAXES - CONTINUED

 The Company has provided a valuation allowance against deferred tax assets because their recovery is uncertain. The goodwill relates to the consideration of $10,000,000 given in the acquisition of AmeraPress (Note A) which, for financial statement purposes, was charged to stockholders' equity. The tax benefit related to goodwill will be credited to stockholders' equity upon utilization.

 Voxcom Sales, the predecessor to AmeraPress, was a limited liability company. Therefore, federal income taxes on its earnings (year ended June 30, 1997) were the liability of its stockholders. Following is a reconciliation of income taxes at the federal statutory rate to income tax expense:

                                                                                June 30,
                                                                         -----------------------
                                                                            1998        1997
                                                                         ----------  -----------

   Tax expense (benefit) at statutory rate                               $(391,396)  $1,060,141
   Earnings of Voxcom Sales, not subject to Federal tax                          -     (838,629)
   State income tax, net of Federal benefit                                      -      131,646
   Benefit of utilization of net operating loss carryovers of Systems            -     (157,155)
   Change in valuation allowance                                           364,009            -
   Other                                                                   (24,871)      (1,462)
                                                                         ---------   ----------

   Income tax (benefit) expense                                          $ (52,258)  $  194,541
                                                                         =========   ==========

 At June 30, 1998, the Company had net operating loss carryovers of approximately $1,400,000.


NOTE I - STOCK PURCHASE WARRANTS

 All stockholders of Holdings were given one Class A warrant for each common share acquired by them. Each warrant entitles the holder to purchase one share of common stock for $4.00. If not exercised, warrants expire in June 1999. If exercised, the holder will receive one Class B warrant for each Class A warrant. Each Class B warrant entitles the holder to purchase one share of common stock for $20.00 and expires in June 2000.

 At June 30, 1998, there were 4,839,101 and 160,835 Class A and Class B warrants outstanding, respectively.

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997


NOTE J - INDUSTRY SEGMENTS

 The Company operates in two industry segments, as described in Note B.

 Financial information by segment as of June 30, 1998 and for the year then ended is as follows:

                                                 Home-based business
                                              -------------------------   Credit card    Corporate
                                                Seminars      Printing    verification   and other   Consolidated
                                              ------------  -----------  -------------  -----------  ------------

   Sales to unaffiliated customers            $ 8,174,984   $11,456,254    $1,613,124   $   10,736    $21,255,098
                                              ===========   ===========    ==========   ==========    ===========

   Operating income (loss)                    $(1,103,442)  $   424,150    $ (220,604)  $        -    $  (899,896)
   Corporate expenses                                   -             -             -     (251,269)      (251,269)
                                              -----------   -----------    ----------   ----------    -----------

   Earnings (loss) before income
       taxes                                  $(1,103,442)  $   424,150    $ (220,604)  $ (251,269)   $(1,151,165)
                                              ===========   ===========    ==========   ==========    ===========

   Identifiable assets                        $   751,331   $ 3,200,555    $  231,064   $1,813,001    $ 5,995,951
                                              ===========   ===========    ==========   ==========    ===========

   Capital expenditures                       $   257,040   $   467,911    $    6,407   $   11,123    $   742,481
                                              ===========   ===========    ==========   ==========    ===========

 Financial information by segment as of June 30, 1997 and for the year then ended is as follows:

                                           Home-based
                                            business-   Credit card
                                            printing    verification  Corporate   Consolidated
                                           -----------  ------------  ----------  ------------

   Sales to unaffiliated customers         $12,008,786    $1,411,980   $      -    $13,420,766
                                           ===========    ==========  =========    ===========

   Operating income                        $ 2,700,086    $  462,221   $      -    $ 3,162,307
   Corporate expenses                                -             -    (44,247)       (44,247)
                                           -----------    ----------  ---------    -----------

   Earnings before income taxes            $ 2,700,086    $  462,221   $(44,247)   $ 3,118,060
                                           ===========    ==========  =========    ===========

   Identifiable assets at June 30, 1997    $ 1,168,394    $  144,047   $      -    $ 1,312,441
                                           ===========    ==========  =========    ===========

   Capital expenditures                    $   250,208    $   13,770   $      -    $   263,978
                                           ===========    ==========  =========    ===========

                             VOXCOM HOLDINGS, INC.

                             June 30, 1998 and 1997


NOTE K - FEDERAL TRADE COMMISSION SETTLEMENT

 In April 1998, the Company and the Federal Trade Commission (FTC) agreed to a compromise and settlement of a lawsuit filed by the FTC in February 1998. The FTC had alleged violations of the FTC Act in connection with the Company's business of marketing sales opportunities for home-based businesses.

 The agreement resulted in refunds by the Company to distributors in the amount of approximately $145,000 which were due at the time the lawsuit was filed, plus an additional $320,000 which arose during the FTC's investigation after the lawsuit was filed. The Company believes that many of the distributors were led to believe during the investigation that the Company was being closed. The Company has a policy of making refunds to distributors for a period of ten days after receipt of goods.

 Legal and professional fees in connection with this matter were approximately $800,000.


NOTE L - CONTINGENCIES

 At June 30, 1998, the Company was involved in litigation arising in the normal course of business. Management believes that the ultimate resolution will not have a material effect on financial position, results of operations or cash flows.

               Unaudited Pro Forma Condensed Financial Statements

                     June 30, 1998 and the year then ended



The following unaudited pro forma condensed financial statements give effect to the disposition of Home Business Group, Inc. (HBG) as if it had been consummated
(1) on June 30, 1998, in the case of the pro forma balance sheet and (2) on October 1, 1997 (the date the Company acquired HBG) in the case of the pro forma statement of operations. The sale of HBG and the related adjustments are described in the accompanying notes. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.

The unaudited pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of future operating results or financial position of the Company. These pro forma financial statements should be read in conjunction with the historical financial statements of the Company included elsewhere herein.

                  Unaudited Pro Forma Condensed Balance Sheet

                                 June 30, 1998



                                     ASSETS


                                            Voxcom          Pro forma
                                        Holdings, Inc.     adjustments     Pro forma
                                        ---------------   ------------    -----------
                                                             (Note B)

Cash and cash equivalents                 $1,827,302      $  (73,906)(1)  $1,753,396
Accounts receivable                          398,720        (120,864)(1)     277,856
Inventories                                  762,100          (9,633)(1)     752,467
Prepaid expenses                             374,425        (262,386)(1)     112,039
Property assets, net                         849,030        (220,899)(1)     628,131
Other assets                               1,784,374         (63,643)(1)   1,560,731
                                                            (160,000)(2)
                                          ----------      ----------      ----------

    Total assets                          $5,995,951       $(911,331)     $5,084,620
                                          ==========      ==========      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current maturities of notes payable       $   37,076      $        -      $   37,076
Accounts payable                           1,542,184        (897,221)(1)     644,963
Accrued expenses                           1,242,933        (800,942)(1)     441,991
Long-term debt                               418,469               -         418,469
                                          ----------      ----------      ----------

    Total liabilities                      3,240,662      (1,698,163)      1,542,499

Treasury stock                                     -        (210,000)(2)    (210,000)
Stockholders' equity                       2,755,289         946,832 (1)   3,752,121
                                                             210,000 (2)
                                                            (160,000)(2)
                                          ----------      ----------      ----------

    Total liabilities and stockholders'
    equity                                $5,995,951      $ (911,331)     $5,084,620
                                          ==========      ==========      ==========

             Unaudited Pro Forma Condensed Statement of Operations

                            Year ended June 30, 1998

                                                               Voxcom          Pro forma
                                                           Holdings, Inc.     adjustments       Pro forma
                                                           --------------    ------------      -----------
                                                                                (Note B)
Net sales                                                    $21,255,098      $(8,174,984)(3)  $13,080,114
Cost of sales                                                  2,621,075         (308,911)(3)    2,312,164
                                                             -----------      -----------      -----------

  Gross profit                                                18,634,023       (7,866,073)      10,767,950

Selling, general and administrative expenses                  19,636,213       (8,969,515)(3)   10,666,698
                                                             -----------      -----------      -----------

  Operating profit (loss)                                     (1,002,190)       1,103,442          101,252

Interest expense                                                 148,975                -          148,975
                                                             -----------      -----------      -----------

  Loss before income taxes                                    (1,151,165)       1,103,442          (47,723)

Income tax benefit                                               (52,258)          35,258 (3)      (17,000)
                                                             -----------      -----------      -----------

  Net loss                                                   $(1,098,907)     $ 1,068,184      $   (30,723)
                                                             ===========      ===========      ===========

          Notes to Unaudited Pro Forma Condensed Financial Statements

                     June 30, 1998 and the year then ended



NOTE A - SALE OF HOME BUSINESS GROUP, INC.

 Effective October 1, 1997, Home Business Group, Inc., a subsidiary of the Company, acquired the assets and liabilities of a home-based business seminar company. Effective September 30, 1997, the Company sold the common stock of Home Business Group, Inc. for 200,000 shares of the Company's common stock. In connection with the sale, a noncompetition agreement between the Company and management of the purchaser was cancelled.


NOTE B - PRO FORMA ADJUSTMENTS

 The accompanying pro forma financial statements reflect the following pro forma adjustments:

 (1)  To eliminate the assets and liabilities of Home Business Group, Inc.,

 (2) To reflect consideration received of $210,000 and write-off of noncompetition agreement in the amount of $160,000, and

 (3)  To eliminate the income and expenses of Home Business Group, Inc.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 78.751 of the Nevada Revised Statutes ("NRS") provides broad authority for indemnification of directors and officers. The Articles of Incorporation of Voxcom Holdings, Inc. (the "Registrant" or the "Company") provide for indemnification of its officers and directors to the fullest extent permitted by the NRS.

     As permitted by Section 78.037 of the NRS, the Registrant's Articles of Incorporation provide that a director shall not be liable for monetary damages for breach of his fiduciary duty as a director except in certain limited circumstances.

     Each Selling Stockholder has agreed to indemnify the Registrant, the officers and directors and controlling persons of the Registrant, and the employees of the Registrant who sign the Registration Statement against certain liabilities incurred in connection with this offering as the result of claims made under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") or state law.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Registration Fee................................    $ 3,544.60
     Printing Expenses*.................. ...........      2,000.00
     Legal Fees and Expenses*........................     10,000.00
     Accounting Fees and Expenses*...................      5,000.00
     Blue Sky Fees*..................................             0
     Engineering Fees and Expenses*..................             0
     Miscellaneous...................................             0
                                                         ----------
          Total......................................    $20,544.60
                                                         ==========

------------------------
*    Estimated

     All of the above expenses will be paid by the Company.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act. All transactions were effected in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions not involving a public offering. There were no underwriters in any of these transactions.

     Pursuant to the Plan of Reorganization of Weaver Arms Corporation, a Nevada corporation, as confirmed by the United States Bankruptcy Court, Central District of California, on January 20, 1994, and in satisfaction of all approved claims therein, the Company (then known as Newcorp One, Inc.) in June 1997 issued 1,000,000 post split shares of its Common Stock and 1,000,000 Class A Warrants, to Weaver Arms' creditors, Certificate of Indebtedness holders, shareholders, and administrative claimants.

     In accordance with an Agreement and Plan of Reorganization, dated June 9, 1997, the Company issued 4,000,000 post-split shares of its Common Stock, and 4,000,000 post-split Class A Warrants and Class B Warrants, to Lawrence R. Biggs, Jr., Lawrence A. Cahill, and Donald G. McLellan and Vision Finance and Management, the shareholders of Voxcom Systems, Inc., in the amount of 1,200,000 shares, 2,000,000 shares, 400,000 shares and 400,000 shares, respectively.

     Pursuant to the 1997 Stock Bonus Plan, the Company issued a total of 575,000 shares of its common stock at par to Rick Graf, Gwynda Gee, Ronald L. Brown, Kim Crowther, Brian Jensen, and Herbert Sievers, for services provided to the Company. 200,000 of such shares were cancelled upon sale of HBG to Messrs. Crowther and Jensen.

     In December 1997, the Company issued 80,000 shares of Series A Preferred Stock at an issue price of $100 per share to Messrs. Cahill, Briggs and McLellan in conversion of $8,000,000 principal amount of promissory notes.

     In April 1998, the Company issued 210,000 shares of Common Stock in connection with the acquisition of the Company's computer based business for a recorded issue price of $2.50 per share.

     In May 1998, The Company issued 110,000 shares of Common Stock under a Consulting Agreement with Jande International Holdings, LLC for consideration consisting of future services to the Company.

     In June 1998, the Company issued 350,000 shares of Series B Preferred Stock at an issue price of $10 per share in cash to the Selling Stockholders.

     In June 1998, the Company issued $400,000 of 5% Convertible Debentures.

     In June 1998, the Company issued 30,000 shares of Common Stock under a Consulting Agreement with S-G Consulting, Inc.

     In October 1998 the Company issued 50,000 shares to Lloyd Wade Securities and 25,000 shares to Mitchell Shapiro under the Investment Banking and Consulting Agreement dated August 26, 1998.

ITEM 27.  EXHIBITS.

Exhibit
Number                        Description of Exhibits
------                        -----------------------

2.1 Agreement and Plan of Reorganization, dated June 9, 1997, among Newcorp One, Inc. and the shareholders of Voxcom Systems, Inc. (filed as Exhibit 2.01 to the Company's Form 10-SB filed with the Securities and Exchange Commission on May 15, 1998 (the "Form 10-SB"), and incorporated herein by reference).

2.2.1 Stock Purchase Agreement, dated June 30, 1997, among Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc. (filed as Exhibit 2.02.1 to the Company's Form 10-SB, and incorporated herein by reference).


2.2.2 Promissory Note, dated June 30, 1997, in connection with Stock Purchase Agreement between Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc. (filed as Exhibit 2.02.2 to the Company's Form 10-SB, and incorporated herein by reference).

2.2.3 Security Agreement-Pledge, dated June 30, 1997, in connection with Promissory Note between Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc. (filed as Exhibit 2.02.3 to the Company's Form 10-SB, and incorporated herein by reference).

2.3.1 Stock Purchase Agreement regarding MAXpc (filed as Exhibit 2.03.1 to the Company's Form 10-SB, and incorporated herein by reference).

2.3.2 Employment Agreement with Gary Raabe (filed as Exhibit 2.03.2 to the Company's Form 10-SB, and incorporated herein by reference).

3.1 Restated Articles of Incorporation of Newcorp One, Inc., dated June 12, 1997 (filed as Exhibit 3.01 to the Company's Form 10-SB, and incorporated herein by reference).

3.2 By-laws of Voxcom Holdings, Inc. (filed as Exhibit 3.02 to the Company's Form 10-SB, and incorporated herein by reference).

  3.3     Certificate of Decrease in Authorized and Issued Shares (filed as
          Exhibit 3.03 to the Company's Form 10-SB, and incorporated herein by reference).

  3.4 Certificate of Designation regarding Series A Preferred Stock (filed as Exhibit 3.04 to the Company's Form 10-SB, and incorporated herein by reference).

  3.5 Amended and Restated Certificate of Designations, Preferences and Rights of Preferred Stock creating the Series B Preferred Stock (filed as Exhibit 3.05 to the Company's Form 10-SB, and incorporated herein by reference.)

  4.1.1 Securities Purchase Agreement dated June 19, 1998 with Carmax Investments, Inc. (filed as Exhibit 4.01.1 to the Company's Form 10-SB and incorporated herein by reference)

  4.1.2 5% Convertible Debenture due May 31, 2000 dated June 19, 1998 (filed as Exhibit 4.01.2 to the Company's Form 10-SB and incorporated herein by reference)

  4.2.1. Securities Purchase Agreement dated June 22, 1998 among the Company and Dominion Capital Fund, Ltd. and Sovereign Partners Limited Partnership (filed as Exhibit 4.02.1 to the Company's Form 10SB and incorporated herein reference.)

  4.2.2 Registration Rights Agreement (filed as Exhibit 4.02.2 to the Company's Form 10SB and incorporated herein reference.)

 *5.1 Opinion of Glast, Phillips & Murray, a Professional Corporation, concerning legality.

 10.1 Consulting Agreement and Covenant Not to Compete, dated July 1, 1997, between the Company and Kim Crowther and Brian Jensen (filed as
          Exhibit 10.01 to the Company's Form 10-SB, and incorporated herein by reference).

 10.2 1997 Stock Bonus Plan (filed as Exhibit 10.02 to the Company's Form 10-SB, and incorporated herein by reference).

 10.3 Promissory Note and Purchase Money Security Agreement between the Company and General Binding Corporation, dated March 27, 1997 (filed as Exhibit 10.03 to the Company's Form 10-SB, and incorporated herein by reference).

 10.4 Settlement Agreement with FTC (filed as Exhibit 10.04 to the Company's Form 10-SB, and incorporated herein by reference).

 10.5     Consulting Agreement with Jande International Holdings, LLC (filed as
          Exhibit 10.05 to the Company's Form 10SB and incorporated herein by reference).

 10.6 Consulting Agreement with S.G. Consulting, Inc.(filed as Exhibit 10.06 to the Company's Form 10SB and incorporated herein by reference).

 10.7 Investment Banking and Consulting Agreement dated August 26, 1998 between the Company and Lloyd Wade Securities.

 10.8 Stock Purchase Agreement dated September 30, 1998 among the Company, Kim Crowther and Brian Jensen.

 21.1 Subsidiaries (filed as Exhibit 21.01 to the Company's Form 10-SB, and incorporated herein by reference).

 23.1 Consent of Glast, Phillips & Murray, A Professional Corporation (contained in Exhibit 5.1).

*23.2     Consent of Grant Thornton LLP.

 24.1 Power of attorney from directors and officers (see signature pages to this Registration Statement).

 27.1     Financial Data Schedule

_____________________________

*  Filed herewith.

ITEM 28.  UNDERTAKINGS.

          (a) The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the
            Securities Act;

               (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement; and

               (iii) To include any additional or changed material information on the plan of distribution.

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this Amendment No. One to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on October 19, 1998.

                                    VOXCOM HOLDINGS, INC.



                                    By:    /s/ Lawrence R. Biggs, Jr.
                                           -----------------------------
                                           Lawrence R. Biggs, Jr.
                                           Chief Executive Officer and Director


    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature to the Registration Statement appears below hereby appoints Lawrence R. Biggs, Jr. and Donald G. McLellan, or either one of them, as such person's attorney-in-fact with full power to act alone, with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities to sign on such person's behalf, individually and in the capacities stated below, and to file any and all amendments and post-effective amendments to this Registration Statement, which amendment or amendments may make such changes and additions as such attorney-in-fact may deem necessary or appropriate.


            Name                       Office                Date
            ----                       ------                ----


/s/ Lawrence R. Biggs, Jr.    Chief Executive Officer   October 19, 1998
----------------------------  and Director (Principal
Lawrence R. Biggs, Jr.           Executive Officer)


 /s/ Donald G. McLellan       Director                  October 19, 1998
----------------------------
Donald G. McLellan


 /s/ Lawrence A. Cahill       Director                  October 19, 1998
----------------------------
Lawrence A. Cahill


 /s/ Ronald L. Brown          Director                  October 19, 1998
----------------------------
Ronald L. Brown


 /s/ Leslie D. Crone          Principal Financial       October 19, 1998
----------------------------  Officer, Controller and
Leslie D. Crone               Principal Accounting
                              Officer

                         INDEX TO FINANCIAL STATEMENTS

Exhibit
Number                          Description of Exhibits
------                          -----------------------


2.1 Agreement and Plan of Reorganization, dated June 9, 1997, among Newcorp One, Inc. and the shareholders of Voxcom Systems, Inc. (filed as Exhibit 2.01 to the Company's Form 10-SB filed with the Securities and Exchange Commission on May 15, 1998 (the "Form 10-SB"), and incorporated herein by reference).

2.2.1 Stock Purchase Agreement, dated June 30, 1997, among Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc. (filed as Exhibit 2.02.1 to the Company's Form 10-SB, and incorporated herein by reference).

2.2.2 Promissory Note, dated June 30, 1997, in connection with Stock Purchase Agreement between Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc. (filed as Exhibit 2.02.2 to the Company's Form 10-SB, and incorporated herein by reference).

2.2.3 Security Agreement-Pledge, dated June 30, 1997, in connection with Promissory Note between Voxcom Holdings, Inc. and the shareholders of AmeraPress, Inc. (filed as Exhibit 2.02.3 to the Company's Form 10-SB, and incorporated herein by reference).

2.3.1 Stock Purchase Agreement regarding MAXpc (filed as Exhibit 2.03.1 to the Company's Form 10-SB, and incorporated herein by reference).

2.3.2 Employment Agreement with Gary Raabe (filed as Exhibit 2.03.2 to the Company's Form 10-SB, and incorporated herein by reference).

3.1 Restated Articles of Incorporation of Newcorp One, Inc., dated June 12, 1997 (filed as Exhibit 3.01 to the Company's Form 10-SB, and incorporated herein by reference).

3.2 By-laws of Voxcom Holdings, Inc. (filed as Exhibit 3.02 to the Company's Form 10-SB, and incorporated herein by reference).

3.3       Certificate of Decrease in Authorized and Issued Shares (filed as
          Exhibit 3.03 to the Company's Form 10-SB, and incorporated herein by reference).

3.4 Certificate of Designation regarding Series A Preferred Stock (filed as Exhibit 3.04 to the Company's Form 10-SB, and incorporated herein by reference).

3.5 Amended and Restated Certificate of Designations, Preferences and Rights of Preferred Stock creating the Series B Preferred Stock (filed as Exhibit 3.05 to the Company's Form 10-SB, and incorporated herein by reference.)

4.1.1 Securities Purchase Agreement dated June 19, 1998 with Carmax Investments, Inc. (filed as Exhibit 4.01.1 to the Company's Form 10-SB and incorporated herein by reference)

4.1.2 5% Convertible Debenture due May 31, 2000 dated June 19, 1998 (filed as Exhibit 4.01.2 to the Company's Form 10-SB and incorporated herein by reference)

  4.2.1. Securities Purchase Agreement dated June 22, 1998 among the Company and Dominion Capital Fund, Ltd. and Sovereign Partners Limited Partnership (filed as Exhibit 4.02.1 to the Company's Form 10SB and incorporated herein reference.)

  4.2.2 Registration Rights Agreement (filed as Exhibit 4.02.2 to the Company's Form 10SB and incorporated herein reference.)

 *5.1 Opinion of Glast, Phillips & Murray, a Professional Corporation, concerning legality.

 10.1 Consulting Agreement and Covenant Not to Compete, dated July 1, 1997, between the Company and Kim Crowther and Brian Jensen (filed as
           Exhibit 10.01 to the Company's Form 10-SB, and incorporated herein by reference).

 10.2 1997 Stock Bonus Plan (filed as Exhibit 10.02 to the Company's Form 10-SB, and incorporated herein by reference).

 10.3 Promissory Note and Purchase Money Security Agreement between the Company and General Binding Corporation, dated March 27, 1997 (filed as Exhibit 10.03 to the Company's Form 10-SB, and incorporated herein by reference).

 10.4 Settlement Agreement with FTC (filed as Exhibit 10.04 to the Company's Form 10-SB, and incorporated herein by reference).

 10.5      Consulting Agreement with Jande International Holdings, LLC (filed as
           Exhibit 10.05 to the Company's Form 10SB and incorporated herein by reference).

 10.6      Consulting Agreement with S.G. Consulting, Inc.(filed as Exhibit
           10.06 to the Company's Form 10SB and incorporated herein by reference).

 10.7 Investment Banking and Consulting Agreement dated August 26, 1998 between the Company and Lloyd Wade Securities.

 10.8 Stock Purchase Agreement dated September 30, 1998 among the Company, Kim Crowther and Brian Jensen.

 21.1 Subsidiaries (filed as Exhibit 21.01 to the Company's Form 10-SB, and incorporated herein by reference).

 23.1 Consent of Glast, Phillips & Murray, A Professional Corporation (contained in Exhibit 5.1).

*23.2      Consent of Grant Thornton LLP.

 24.1 Power of attorney from directors and officers (see signature pages to this Registration Statement).

 27.1      Financial Data Schedule.
_____________________________

*  Filed herewith.